As filed with the Securities and Exchange Commission on June 12, 1996
                                                      Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         -----------------------------
                         Regions Financial Corporation
             (Exact Name of Registrant as Specified in its Charter)
                         -----------------------------

                Delaware                                     6711                                  63-0589368
     (State or Other Jurisdiction of             (Primary Standard Industrial                   (I.R.S. Employer
     Incorporation or Organization)               Classification Code Number)                  Identification No.)

                             417 North 20th Street
                             Birmingham, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ----------------------------
                            Samuel E. Upchurch, Jr.
                    General Counsel and Corporate Secretary
                             417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7860
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                          ----------------------------
                                   Copies to:

       CHARLES C. PINCKNEY               FRANK M. CONNER III               ANTHONY J. CORRERO III
   LANGE, SIMPSON, ROBINSON &               ALSTON & BIRD               CORRERO, FISHMAN & CASTEIX, LLP
           SOMERVILLE               601 PENNSYLVANIA AVENUE, N.W.     201 ST. CHARLES AVENUE, 47TH FLOOR
417 NORTH 20TH STREET, SUITE 1700    NORTH BUILDING, SUITE 250              NEW ORLEANS, LA 70170
       BIRMINGHAM, AL 35203             WASHINGTON, D.C. 20004                  (504) 586-5253
         (205) 250-5000                   (202) 508-3303

                          ----------------------------
     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                          ----------------------------
                        CALCULATION OF REGISTRATION FEE

Title of each                                           Proposed maximum            Proposed maximum
class of securities            Amount to be             offering price                 aggregate                  Amount of
to be registered                registered                 per unit*                offering price*            registration fee
- --------------------------------------------------------------------------------------------------------------------------------
Common Stock                   $ 381,077               $  23.1029                   $    8,804,000                $  3,035.86
================================================================================================================================

*Calculated in accordance with Rule 457(f).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.
- --------------------------------------------------------------------------------

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET



                                                                        CAPTION OR LOCATION IN
                       FORM S-4 ITEM                                  PROXY STATEMENT/PROSPECTUS
- ----------------------------------------------------------   ------------------------------------------
 1. Forepart of registration statement and outside front
    cover page of prospectus..............................   Outside Front Cover of Proxy
                                                             Statement/Prospectus; Facing Page of
                                                             Registration Statement; Cross-Reference Sheet.
 2. Inside front and outside back cover of prospectus.....   Available Information; Documents
                                                             Incorporated by Reference; Table of
                                                             Contents.
 3. Risk factors, ratio of earnings to fixed charges and
    other information.....................................   Summary; Comparative Market Prices and Dividends.
 4. Terms of the transaction..............................   Summary; Description of the Transaction;
                                                             Effect of the Merger on Rights of
                                                             Stockholders; Description of Regions
                                                             Common Stock.
 5. Pro forma financial information.......................   Summary.
 6. Material contacts with the company being acquired.....   Summary; Description of the Transaction.
 7. Additional information required for re-offering by
    persons and parties deemed to be underwriters.........   Not applicable.
 8. Interest of named experts and counsel.................   Opinions.
 9. Disclosure of Commission position on indemnification
    for Securities Act liabilities........................   Not Applicable (See Part II, Item 20).
10. Information with respect to S-3 registrants...........   Documents Incorporated by Reference;
                                                             Summary; Business of Regions.
11. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
12. Information with respect to S-2 or S-3 registrants....   Not Applicable.
13. Incorporation of certain information by reference.....   Not Applicable.
14. Information with respect to registrants other than S-2
    or S-3 registrants....................................   Not Applicable.
15. Information with respect to S-3 companies.............   Not Applicable.
16. Information with respect to S-2 or S-3 companies......   Summary; Documents Incorporated by Reference; Business of ABH;
                                                             Voting Securities and Principal Stockholders of ABH;
17. Information with respect to companies other than S-2
    or S-3 companies......................................   Not Applicable.
18. Information if proxies, consents, or authorizations
    are to be solicited...................................   Documents Incorporated by Reference;  Summary;
                                                             The Special Meeting; Description of the Transaction;
                                                             Description of Regions Common Stock.
19. Information if proxies, consents, or authorizations
    are not to be solicited or in an exchange offer.......   Not Applicable.

Dear American Bancshares of Houma, Inc. Stockholder:

    You are cordially invited to attend the Special Meeting of Stockholders of American Bancshares of Houma, Inc. ("ABH") to be held at ABH's main office, 801 Barrow Street, Houma, Louisiana, 70360 on ________, 1996, at 3:00 p.m., local time, notice of which is enclosed.

    At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which ABH will merge (the "Merger") with and into Regions, and American Bank & Trust Company of Houma (the "Bank"), a wholly owned subsidiary of ABH, will become a wholly owned subsidiary of Regions until combined with Regions Bank of Louisiana. Upon consummation of the Merger, each share of ABH common stock issued and outstanding (except for certain shares held by ABH or Regions or their respective subsidiaries and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into 1.66 shares of Regions common stock.

    The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them. In view of the merger proposal, we have postponed the annual meeting indefinitely. If the proposal is consummated, an annual meeting will not be necessary. If it is not consummated, the annual meeting will be called and held as soon as possible.

    The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of ABH has agreed to vote those ABH shares beneficially owned by such member in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by ABH stockholders and approval of the Merger by various regulatory agencies.

    Stockholders of ABH who perfect their dissenters' rights of appraisal prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their ABH shares in cash, as provided by applicable law.

    It is important to understand that approval of the Agreement requires the affirmative vote of a majority of the shares present in person or by proxy at the Special Meeting. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for ABH, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                        Sincerely,



                                        Robert W. Boquet


                                        President and Chief
                                        Executive Officer

                       AMERICAN BANCSHARES OF HOUMA, INC.
                   801 BARROW STREET, HOUMA, LOUISIANA 70360
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD ________, 1996


    Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of American Bancshares of Houma, Inc. ("ABH"), a bank holding company, will be held at ABH's main office, 801 Barrow Street, Houma, Louisiana, 70360 on ________, 1996, at 3:00 p.m., local time, for the following purposes:

    1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of February 29, 1996 (the "Agreement"), by and between ABH and Regions Financial Corporation ("Regions") pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of ABH through the merger of ABH with and into Regions (the "Merger"), (ii) each share of ABH common stock (except for certain shares held by ABH or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into 1.66 shares of Regions common stock, and (iii) each ABH stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and

    2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.

    Only stockholders of record at the close of business on ________, 1996, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

         Stockholders of ABH have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of applicable law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix B. DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE TRANSACTION IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.

    The Board of Directors of ABH unanimously recommends that holders of ABH common stock vote to approve the Agreement.

    We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of ABH an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

    By Order of the Board of Directors


                                               Russel J. Brien
                                               Corporate Secretary
________, 1996

 AMERICAN BANCSHARES OF HOUMA, INC.               REGIONS FINANCIAL CORPORATION
          PROXY STATEMENT                                  PROSPECTUS
FOR SPECIAL MEETING OF STOCKHOLDERS                       COMMON STOCK
        TO BE HELD ________                            (PAR VALUE $.625)

                 --------------------------------------------

    This Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of American Bancshares of Houma, Inc. ("ABH") upon consummation of the proposed merger (the "Merger") described herein, by which ABH will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of February 29, 1996, by and between Regions and ABH (the "Agreement").

    On the effective date of the Merger (the "Effective Date"), except as otherwise described herein, (i) ABH will merge with and into Regions, (ii) each outstanding share of the $3.00 par value common stock of ABH ("ABH Common Stock") will be converted into 1.66 shares of Regions Common Stock, and (iii) each ABH stockholder will receive cash in lieu of any remaining fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

    As a result of the Merger, the separate existence of ABH will cease, and American Bank & Trust Company of Houma, a wholly owned subsidiary of ABH (the "Bank"), will become a wholly owned subsidiary of Regions. Regions anticipates merging the Bank into Regions Bank of Louisiana, its commercial banking subsidiary in Louisiana, as soon as practical following the Merger. For a further description of the terms of the Merger, see "Description of the Transaction."

    This Prospectus also constitutes a Proxy Statement of ABH and is being furnished to the stockholders of ABH in connection with the solicitation of proxies by the Board of Directors of ABH for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on ________, 1996, to consider and vote on the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of ABH on or about ________, 1996.



   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                    GOVERNMENTAL AGENCY OR INSTRUMENTALITY.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is ________, 1996.

                             AVAILABLE INFORMATION

    Regions and ABH are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

    This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR ABH. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS OR ABH SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to ABH was supplied by ABH.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (which includes supplemental consolidated financial statements of Regions, giving effect to the March 31, 1996 combination of First National Bancorp with Regions, accounted for as a pooling of interests);

         2. Regions' Quarterly Report on Form 10-Q for the three months ended March 31, 1996;

         3. Regions' Current Report on Form 8-K dated as of March 1, 1996, and amendment no. 1 thereto filed March 28, 1996;

         4. Regions' Current Report on Form 8-K filed June 4, 1996 (which includes management's discussion and analysis of financial condition and results of operations of Regions, giving effect to the combination of First National Bancorp with Regions, accounted for as a pooling of interests);

         5.  Regions' report on Form 10-C filed March 11, 1996; and

         6. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

    Regions' Annual Report on Form 10-K for the year ended December 31, 1995, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1995," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

    The following documents previously filed with the SEC by ABH pursuant to the Exchange Act are hereby incorporated by reference herein:

    1. ABH's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995; and

    2. ABH's Quarterly Report on Form 10-QSB for the three months ended March 31, 1996.

    All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded. In particular, reference is made to the Regions' Annual Report on Form 10-K, for the year ended December 31, 1995, and Regions' Current Report on Form 8-K dated June 4, 1996, which include supplemental consolidated financial statements and the related management's discussion and analysis of financial condition and results of operations of Regions giving effect to the combination of First National Bancorp with Regions, effected March 1, 1996, and accounted for as a pooling of interests. See "Summary" and "Business of Regions--Recent Developments."

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE (334) 832-8401), AND IF FILED BY ABH, FROM BENJAMIN D. BORNE, 801 BARROW STREET, HOUMA, LOUISIANA 70360 (TELEPHONE (504) 872-1434. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ________, 1996.


                                           TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DOCUMENTS INCORPORATED BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Special Meeting of ABH Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     The Merger; Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Dissenting Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Reasons for the Merger; Recommendation of ABH's Board
      of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Effective Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Exchange of Stock Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Regulatory Approvals and Other Conditions  . . . . . . . . . . . . . . . . . . . . . . . . . .
     Waiver, Amendment, and Termination of the Agreement  . . . . . . . . . . . . . . . . . . . . .
     Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . .
     Certain Federal Income Tax Consequences of the Merger  . . . . . . . . . . . . . . . . . . . .
     Certain Differences in Stockholders' Rights  . . . . . . . . . . . . . . . . . . . . . . . . .
     Comparative Market Prices of Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . .
     Comparative Per Share Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DESCRIPTION OF THE TRANSACTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Background of and Reasons for the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Effective Date of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Conditions to Consummation of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Waiver, Amendment, and Termination of the Agreement  . . . . . . . . . . . . . . . . . . . . .
     Conduct of Business Pending the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Management Following the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . .
     Dissenting Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Certain Federal Income Tax Consequences of the Merger  . . . . . . . . . . . . . . . . . . . .
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Expenses and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Resales of the Regions Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . .
     Antitakeover Provisions Generally  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Authorized Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Amendment of Certificate of Incorporation and Bylaws . . . . . . . . . . . . . . . . . . . . .
     Classified Board of Directors and Absence of Cumulative Voting . . . . . . . . . . . . . . . .
     Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Limitations on Director Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Special Meetings of Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Actions by Stockholders Without a Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . .
     Stockholder Nominations and Proposals  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Business Combinations with Certain Persons . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Mergers, Consolidations, and Sales of Assets Generally . . . . . . . . . . . . . . . . . . . . . .
     Dissenters' Rights of Appraisal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Stockholders' Rights to Examine Books and Records  . . . . . . . . . . . . . . . . . . . . . . . .
     Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
COMPARATIVE MARKET PRICES AND DIVIDENDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BUSINESS OF ABH       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF ABH       . . . . . . . . . . . . . . . . . . . . . . .
BUSINESS OF REGIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
CERTAIN REGULATORY CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Payment of Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Transactions with Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Support of Subsidiary Institutions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Prompt Corrective Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     FDIC Insurance Assessments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DESCRIPTION OF REGIONS COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
STOCKHOLDER PROPOSALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
APPENDIX A--Agreement and Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
APPENDIX B--Copy of Section 131 of the Louisiana Business Corporation Act . . . . . . . . . . . . . . . B-1
APPENDIX C--Opinion of National Capital Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . C-1

                                    SUMMARY

    The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "ABH" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

    ABH. ABH is a bank holding company organized and existing under the laws of the state of Louisiana, with its principal executive office located in Houma, Louisiana. ABH operates principally through the Bank, which is a wholly owned subsidiary of ABH and a state-chartered commercial bank and which provides a range of retail banking services through six offices in Terrebonne Parish, Louisiana. At March 31, 1996, ABH had total consolidated assets of approximately $89.3 million, total consolidated deposits of approximately $79.3 million, and total consolidated stockholders' equity of approximately $8.8 million. ABH's principal executive office is located at 801 Barrow Street, Houma, Louisiana, 70360 and its telephone number at such address is (504) 872-1434.

    Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 353 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of March 31, 1996. At that date, Regions had total consolidated assets of approximately $17.5 billion, total consolidated deposits of approximately $14.2 billion, and total consolidated stockholders' equity of approximately $1.5 billion. Regions is the third largest bank holding company headquartered in Alabama in terms of assets, based on March 31, 1996 information. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

    Since March 31, 1996, Regions has completed the acquisition of one financial institution in Georgia. Regions also has entered into definitive agreements to acquire, in addition to ABH, three financial institutions, two of which are located in Georgia and one of which is located in Louisiana (the "Other Pending Acquisitions"). For information with respect to the Other Pending Acquisitions see "Documents Incorporated by Reference" and "Business of Regions--Recent Developments."

    Regions commenced operations in 1971 as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

    Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF ABH STOCKHOLDERS

    The Special Meeting will be held at 3:00 p.m., local time, on ____________, 1996, at ABH's main office, 801 Barrow Street, Houma, Louisiana 70360, for the purpose of considering and voting on approval of the Agreement. See "The Special Meeting."

RECORD DATE; VOTE REQUIRED

    Only holders of record of ABH Common Stock at the close of business on __________, 1996 (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of holders of at least a majority of the ABH Common Stock present in person or by proxy at the Special Meeting will be required to approve the Agreement. As of the Record Date, there were 229,564 shares of ABH Common Stock outstanding and entitled to be voted.

    The directors and executive officers of ABH and their affiliates beneficially owned, as of the Record Date, 82,385 shares (or approximately 36% of the outstanding shares) of ABH Common Stock. Each member of the Board of Directors of ABH has agreed to vote those ABH shares beneficially owned by such member in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of ABH Common Stock. As of that date, neither ABH nor Regions held any shares of ABH Common Stock in a fiduciary capacity for others. See "The Special Meeting--Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

    The Agreement provides for the acquisition of ABH by Regions pursuant to the Merger of ABH with and into Regions. On the Effective Date, each share of ABH Common Stock then issued and outstanding (excluding any shares held by stockholders who perfect their dissenters' rights of appraisal and shares held by ABH, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into 1.66 shares of Regions Common Stock (the "Exchange Ratio"). No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any ABH stockholder would be entitled upon consummation of the Merger, based on the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last full trading day immediately preceding the Effective Date. See "Description of the Transaction--General."


DISSENTING STOCKHOLDERS

    Unless the Agreement is approved by 80% or more of the total voting power of ABH, holders of ABH Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive the fair value of such holders' shares of ABH Common Stock in cash in accordance with the applicable provisions of the Louisiana Business Corporation Law (the "Louisiana Act"). The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction--Dissenters' Rights," and the applicable provisions of the Louisiana Act are reproduced as Appendix B.

REASONS FOR THE MERGER; RECOMMENDATION OF ABH'S BOARD OF DIRECTORS

    ABH's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, ABH and its stockholders. Accordingly, ABH's Board unanimously recommends that ABH's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF ABH HAS AGREED TO VOTE SHARES OF ABH COMMON STOCK BENEFICIALLY OWNED BY SUCH MEMBER IN FAVOR OF THE AGREEMENT. In approving the Merger, ABH's directors considered ABH's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, and legal and financial advice concerning the proposed Merger. See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF ABH'S FINANCIAL ADVISOR

    National Capital Corporation ("National Capital") has rendered an opinion to ABH that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the consideration to be received in the Merger is fair, from a financial point of view, to the stockholders of ABH. The opinion of National Capital is attached as Appendix B to this Proxy Statement/ Prospectus. ABH stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction--Opinion of ABH's Financial Advisor."

EFFECTIVE DATE

    Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and ABH, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur by the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of ABH stockholders; or such later date within 30 days thereof as specified by Regions. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1996, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction-- Effective Date of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

    Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions (the "Exchange Agent"), to mail to the former stockholders of ABH a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of ABH Common Stock for certificates representing shares of Regions Common Stock. ABH STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

    The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Commissioner of Financial Institutions of the state of Louisiana (the "Louisiana Commissioner"). Applications for the requisite approvals have been filed with these agencies each of which has yet to issue its approval of the Merger. There can be no assurance that the approvals of the Louisiana Commissioner and the Federal Reserve will be given or as to the timing or conditions of such approval.

    Consummation of the Merger is subject to various other conditions, including receipt of the required approval of ABH stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction-- Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

    The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual action of the Boards of Directors of both ABH and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by October 15, 1996, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, ABH will continue to operate as a bank holding company under its present management. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of ABH's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of ABH generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits. See

"Description of the Transaction--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of ABH Common Stock for Regions Common Stock will not give rise to gain or loss to ABH stockholders with respect to such exchange, except to the extent of any cash received in lieu of fractional share interests. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

    DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, ABH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

    On the Effective Date, ABH stockholders, whose rights are governed by the Louisiana Act and by ABH's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions' Certificate of Incorporation and Bylaws.

    The rights of Regions stockholders differ from the rights of ABH stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

    Regions Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. ABH Common Stock is not traded in any established market. The following table sets forth, as of the indicated dates, (i) the last sale price of Regions Common Stock, (ii) the sale price in the last known transaction of purchase and sale of ABH Common Stock, which occurred in ________, and (iii) the equivalent per share price (as explained below) of ABH Common Stock. The indicated dates of February 29, 1996, and ________, 1996 represent, respectively, the last trading day immediately preceding public announcement of the proposed acquisition of ABH by Regions and the latest practicable date prior to the mailing of this Proxy Statement/Prospectus.

                                                                                    EQUIVALENT
                                                                                        PER
                                                                                    SHARE PRICE
                                       REGIONS                ABH                    OF ABH
MARKET PRICE PER SHARE AT:          COMMON STOCK          COMMON STOCK             COMMON STOCK
- --------------------------          ------------          ------------             ------------
     February 29, 1996                 $45.88               $ 30.50                   $ 76.16
                , 1996

    The equivalent per share price of ABH Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of 1.66. Stockholders are advised to obtain current market quotations for Regions Common Stock and ABH Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

    The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and ABH, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, and (iii) an equivalent pro forma basis per share of ABH Common Stock, giving effect to the Merger. The Regions and ABH pro forma combined information and the ABH pro forma Merger equivalent information give effect to the Merger on a purchase accounting basis and assume an Exchange Ratio of 1.66. See "Description of the Transaction--Accounting Treatment."
The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

    The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and ABH, including the respective notes thereto. Regions' historical information has been restated to give effect to the combination of First National Bancorp with Regions, effected March 1, 1996, and accounted for as a pooling of interests. See "--Documents Incorporated by Reference," and "--Selected Financial Data."



                                                   THREE MONTHS ENDED
                                                        MARCH 31,                YEAR ENDED DECEMBER 31,
                                                   ------------------       ---------------------------------
                                                    1996        1995            1995        1994        1993
                                                    ----        ----            ----        ----        ----
                                                      (Unaudited)              (Unaudited except Regions and
                                                                                       ABH historical)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING PRINCIPLE PER COMMON SHARE
Regions historical  . . . . . . . . . . . . . .   $  .85     $   .81        $   3.21     $  3.10     $   2.81
ABH historical  . . . . . . . . . . . . . . . .     1.69         .99            4.48        4.41         4.66
Regions and ABH pro forma combined(1) . . . . .      .85                        3.20
ABH pro forma Merger equivalent(2)  . . . . . .     1.41                        5.31
DIVIDENDS DECLARED PER COMMON
SHARE
Regions historical  . . . . . . . . . . . . . .   $  .35     $   .33        $   1.32     $  1.20     $   1.04
ABH historical  . . . . . . . . . . . . . . . .      .32          --            1.15        1.00          .50
ABH pro forma Merger equivalent(3)  . . . . . .      .58         .55            2.19        1.99         1.73
BOOK VALUE PER COMMON SHARE
(PERIOD END)
Regions historical  . . . . . . . . . . . . . .   $23.84     $ 21.92        $  23.38     $ 21.26     $  19.85
ABH historical. . . . . . . . . . . . . . . . .    38.35       34.34           37.81       32.78        31.43
Regions and ABH pro forma combined(4) . . . . .    23.85
ABH pro forma Merger equivalent(2)  . . . . . .    39.59



- ---------------------

(1) Represents the combined results of Regions and ABH as if the Merger were consummated on January 1, 1995, and were accounted for as a purchase.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of 1.66 shares of Regions Common Stock for each share of ABH Common Stock.
(3) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of 1.66 shares of Regions Common Stock for each share of ABH Common Stock.
(4) Represents the combined information of Regions and ABH as if the Merger were consummated on March 31, 1996, and were accounted for as a purchase.

SELECTED FINANCIAL DATA

    The following tables present certain selected historical financial information for Regions and ABH. The data for Regions have been restated to give effect to the combination with First National Bancorp consummated on March 1, 1996, which was accounted for as a pooling of interests. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and ABH incorporated by reference or included herein. Interim unaudited data for the three months ended March 31, 1996 and 1995 of Regions and ABH reflect, in the opinion of the respective managements of Regions and ABH, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months ended March 31, 1996, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected Historical Financial Data of Regions


                                        THREE MONTHS
                                       ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,
                                     -----------------     ------------------------------------------------------
                                      1996       1995      1995          1994       1993        1992         1991
                                      ----       ----      ----          ----       ----        ----         ----
                                        (Unaudited)

                                                  (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income . . . .  $  329,005  $  299,945 $ 1,259,600 $   991,693 $   746,544 $   737,094  $  778,848
  Total interest expense  . . .     165,119     147,415     635,336     436,157     296,195     324,420     428,083
  Net interest income . . . . .     163,886     152,530     624,264     555,536     450,349     412,674     350,765
  Provision for loan losses . .       6,874       5,050      30,271      20,580      24,695      39,367      34,879
  Net interest income after
       loan loss provision  . .     157,012     147,480     593,993     534,956     425,654     373,307     315,886
  Total noninterest income
       excluding security
       gains (losses) . . . . .      55,551      43,912     187,830     171,705     169,318     148,007     129,232
  Security gains (losses) . . .         131           7        (424)        344         831       2,353         (89)
  Total noninterest expense . .     135,008     116,229     487,461     442,376     383,130     343,279     302,795
  Income tax expense  . . . . .      24,892      24,920      96,109      84,109      66,169      56,405      41,502
  Net income  . . . . . . . . .  $   52,794  $   50,250 $   197,829 $   180,520 $   146,504 $   123,983  $  100,732

PER SHARE DATA:
  Net income  . . . . . . . . .  $      .85  $      .81 $      3.21 $      3.10 $      2.81 $      2.42  $     2.01
  Cash dividends  . . . . . . .         .35         .33        1.32        1.20        1.04         .91         .87
  Book value  . . . . . . . . .       23.84       21.92       23.38       21.26       19.85       17.13       15.47

OTHER INFORMATION:
  Average number of shares
       outstanding                   61,985      61,907      61,670      58,206      52,153      51,192      50,192

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets  . . . . . . . . $17,531,422 $16,200,279 $16,851,774 $15,810,076 $13,163,161 $10,457,676  $9,188,048
  Securities  . . . . . . . . .   4,120,997   3,296,536   3,863,781   3,346,291   2,993,417   2,255,732   2,076,199
  Loans, net of unearned
       income . . . . . . . . .  11,864,356  11,412,740  11,542,311  10,855,195   8,430,931   6,657,557   5,726,818
  Total deposits  . . . . . . .  14,182,607  13,121,692  13,497,612  12,575,593  11,025,376   8,923,801   8,047,731
  Long-term debt  . . . . . . .     501,520     606,662     632,019     599,476     525,820     151,460      24,461
  Stockholders' equity  . . . .   1,482,790   1,358,964   1,429,253   1,286,322   1,106,361     886,116     779,002

PERFORMANCE RATIOS:
  Return on average assets (1).        1.24%       1.28%       1.21%       1.27%       1.38%       1.29%       1.15%
  Return on average stockholders'
       equity (1) . . . . . . .       14.51       15.38       14.29       15.26       15.76       15.04       13.58
  Net interest margin (1) . . .        4.22        4.31        4.21        4.37        4.77        4.85        4.58
  Efficiency (2)  . . . . . . .       60.49       57.94       58.79       59.44       60.23       59.62       60.92
  Dividend payout . . . . . . .       41.18       40.74       41.12       38.71       37.01       37.60       43.28

ASSET QUALITY RATIOS:
  Net charge-offs to average
       loans, net of unearned
       income (1) . . . . . . .         .06%        .03%        .17%        .19%        .23%        .36%        .45%
  Problem assets to net loans
       and other real estate
       (3)  . . . . . . . . . .         .61         .71         .59         .75        1.12        1.29        1.62
  Nonperforming assets to net
       loans and other real
       estate (4) . . . . . . .         .70         .76         .68         .80        1.28        1.39        1.74
  Allowance for loan losses to
       loans, net of unearned
       income . . . . . . . . .        1.41        1.34        1.38        1.32        1.48        1.51        1.34
  Allowance for loan losses to
       nonperforming assets
       (4)    . . . . . . . . .      200.73      175.18      202.55      164.48      115.88      107.97       76.76

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets . . . . .        8.56%       8.31%       8.44%       8.35%       8.76%       8.60%       8.49%
  Average loans to average
       deposits . . . . . . . .       84.75       86.68       86.12       79.90       76.41       71.59       72.34
  Tier 1 risk-based capital (5).      11.34       10.66       11.14       10.69       11.13       11.68       11.85
  Total risk-based capital (5).       14.30       14.23       14.61       14.29       13.48       14.44       13.19
  Tier 1 leverage (5)  . . . . .       7.81        7.43        7.49        8.21       10.11        8.44        8.40

- --------------------
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

Selected Historical Financial Data of ABH


                                                    THREE MONTHS
                                                   ENDED MARCH 31,                  YEAR ENDED DECEMBER 31,
                                                 ------------------- -----------------------------------------------------
                                                 1996       1995       1995        1994       1993              1992       1991
                                                 ----       ----       ----        ----       ----              ----       ----
                                                    (Unaudited)
                                                              (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income . . . . . . . . . .   $   1,625   $  1,467   $  6,128   $   5,401  $   5,164        $   5,282   $  5,562
  Total interest expense  . . . . . . . . .         615        568      2,426       1,746      1,592            2,083      2,950
  Net interest income . . . . . . . . . . .       1,010        899      3,702       3,655      3,572            3,199      2,612
  Provision for loan losses . . . . . . . .          --         --         --           5        460               93        165
  Net interest income after
       loan loss provision  . . . . . . . .       1,010        899      3,702       3,650      3,112            3,106      2,447
  Total noninterest income
       excluding security gains (losses). .         351        299      1,285       1,295      1,364            1,225      1,090
  Security gains (losses) . . . . . . . . .          --         (1)        (1)         32        246              154         --
  Total noninterest expense . . . . . . . .         776        882      3,487       3,473      3,180            3,075      2,764
  Income tax expense (credit) . . . . . . .         197         88        470         491       (329)               5         (9)
  Net income  . . . . . . . . . . . . . . .   $     388   $    227   $  1,029   $   1,013  $   1,871(5)     $   1,405   $    782

PER SHARE DATA:
  Net income  . . . . . . . . . . . . . . .   $    1.69   $    .99   $   4.48   $    4.41  $    8.15        $    6.12   $   3.41
  Cash dividends  . . . . . . . . . . . . .         .32         --       1.15        1.00        .50               --         --
  Book value  . . . . . . . . . . . . . . .       38.35      34.34      37.81       32.78      31.43            22.51      16.39

OTHER INFORMATION:
  Average number of shares outstanding. . .         230        230        230         230        230              230        230

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets  . . . . . . . . . . . . . .   $  89,310   $ 82,607   $ 88,210   $  82,348  $  72,577        $  73,665   $ 69,247
  Securities  . . . . . . . . . . . . . . .      28,378     22,040     26,752      17,988     23,876           28,855     26,736
  Loans, net of unearned income . . . . . .      53,520     50,818     50,813      51,491     39,398           34,967     33,476
  Total deposits  . . . . . . . . . . . . .      79,294     74,107     78,708      74,261     64,914           68,073     64,918
  Long-term debt  . . . . . . . . . . . . .          --         --         --          --         --               --         --
  Stockholders' equity  . . . . . . . . . .       8,804      7,884      8,680       7,524      7,215            5,167      3,762

PERFORMANCE RATIOS:
  Return on average assets (1). . . . . . .        1.76%      1.13%      1.22%       1.31%      2.55%            2.01%      1.18%
  Return on average stockholders'
       equity (1) . . . . . . . . . . . . .       17.64      11.97      12.57       13.62      30.80            31.46      23.19
  Net interest margin (1) . . . . . . . . .        5.13       4.94       4.89        5.22       5.40             5.13       4.42
  Efficiency (2)  . . . . . . . . . . . . .       56.35      73.26      69.35       69.38      61.32            67.13      74.61
  Dividend payout . . . . . . . . . . . . .       18.93         --      25.67       22.68       6.13               --         --

ASSET QUALITY RATIOS:
  Net charge-offs (recoveries) to average
       loans, net of unearned income (1). .        (.18)%      .10%       .28%        .07%      (.02)%            .08%      1.31%
  Nonperforming assets to net loans
       and other real estate (3). . . . . .        2.28       3.22       2.82        2.77       4.00             6.39       8.43
  Allowance for loan losses to loans,
       net of unearned income . . . . . . .        2.03       2.13       1.95        2.20       2.95             1.98       1.87
  Allowance for loan losses to
       nonperforming assets (3) . . . . . .       89.12      65.59      68.86       78.79      72.90            30.38      21.39

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets . . . . . . . . . . .        9.98%      9.48%      9.74%       9.61%      8.27%            6.40%      5.07%
  Average loans to average deposits . . . .       66.47      70.35      67.86       66.93      54.58            51.62      51.99
  Tier 1 risk-based capital (4) . . . . . .       17.58      16.54      17.31       15.53      18.84            15.06      11.04
  Total risk-based capital (4). . . . . . .       18.84      17.80      18.57       16.80      20.13            16.32      12.55
  Tier 1 leverage (4) . . . . . . . . . . .        9.60       9.34       9.36        9.05       9.29             6.70       5.09


- --------------------------
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (4) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.
  (5) 1993 income before cumulative effect of a change in accounting principle is $1,070,000 or $4.66 per share.

                              THE SPECIAL MEETING

GENERAL

    This Proxy Statement/Prospectus is being furnished to the holders of ABH Common Stock in connection with the solicitation by the ABH Board of Directors of proxies for use at the Special Meeting, at which ABH stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 3:00 p.m., local time, on , 1996, at the main offices of ABH, located at 801 Barrow Street, Houma, Louisiana, 70360.

     ABH stockholders are requested to sign, date, and promptly return the accompanying proxy card to ABH in the enclosed postage-paid, addressed envelope.

    Any ABH stockholder who has delivered a proxy may revoke it at any time before it is voted either (i) by giving notice of revocation in writing or submitting to ABH a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by ABH before the vote of stockholders or (ii) in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to American Bancshares of Houma, Inc., 801 Barrow Street, Houma, Louisiana 70360,
Attention: Russel J. Brien, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Corporate Secretary of ABH. The shares of ABH Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, ABH is unaware of any other matter to be presented at the Special Meeting.

    Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of ABH, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

     ABH stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED

     ABH's Board of Directors has established the close of business on ________, 1996, as the Record Date for determining the ABH stockholders entitled to notice of and to vote at the Special Meeting. Only ABH stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. The affirmative vote of the holders of at least a majority of the ABH Common Stock present in person or by proxy at the Special Meeting is required in order to approve the Agreement. As of the Record Date, there were approximately 730 holders of 229,564 shares of ABH Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by ABH to beneficially own more than 5.0% of the outstanding shares of ABH Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of ABH."

    The presence, in person or by proxy, of a majority of the outstanding shares of ABH Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of ABH Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement. Once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of at least a majority of the ABH Common Stock present in person or by proxy at the Special Meeting.

    The directors and executive officers of ABH and their affiliates beneficially owned, as of the Record Date, 82,385 shares (or approximately 36% of the outstanding shares) of ABH Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of ABH Common Stock. As of that date, no subsidiary of either ABH or Regions held any shares of ABH Common Stock in a fiduciary capacity for others.

                         DESCRIPTION OF THE TRANSACTION

    The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

    Each share of ABH Common Stock (excluding any shares held by ABH, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into 1.66 shares of Regions Common Stock. Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

    No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a ABH stockholder would otherwise receive multiplied by the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last full trading day prior to the Effective Date.

BACKGROUND OF AND REASONS FOR THE MERGER

    BACKGROUND OF THE MERGER. During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions.

     ABH and its Board of Directors concluded that it could best serve its stockholders, employees, customers and community by combining with a regional banking organization, provided that ABH could obtain a fair price for its stockholders.

    In October 1994, ABH engaged American Planning Corporation to assist the Strategic Planning Committee to develop all of ABH's strategic options available to ABH, including developing a plan to remain independent. The Board of Directors appointed a Strategic Planning Committee consisting of directors Philip E. Henderson (Chairman), Robert W. Boquet, A.M. Cook and William C. Smith and authorized it to consider all of ABH's options. American Planning Corporation with the guidance of the Strategic Planning Committee developed a Strategic Plan based on the assumption that ABH would remain independent.

    In early 1995, ABH was approached by a publicly held bank holding company (the "First Suitor") about the possibility of a merger transaction. After receiving authorization from the Board of Directors to do so, the Committee proceeded to retain National Capital as its financial advisor and the law firm of Correro, Fishman and Casteix ("CFC") as its legal advisor, in each case because of these firms' experience and reputation with respect to bank acquisitions and mergers.

    The First Suitor's proposal was viewed favorably by the Committee and National Capital, which believed the consideration offered to be in the range of what other potential suitor's would be willing to offer. Consequently, after appropriate report to and authorization from the Board of Directors, the Committee proceeded to negotiate further with the First Suitor in an effort to increase the amount offered and to achieve more favorable terms with respect to other aspects of the First Suitor's proposal. After further negotiations, however, it became clear that the consideration originally proposed by the First Suitor would be subject to reduction to the extent of any unfavorable outcome of certain litigation against the Bank by an instrumentality of the State of Louisiana involving a defaulted loan of approximately $3 million of which the instrumentality was the guarantor (the "Litigation"). While the Committee was confident that the ultimate outcome of the Litigation would not materially adversely affect ABH, in the Committee's opinion the consideration proposed by the First Suitor did not justify placing ABH's stockholders at any risk that the total consideration might not be received. Accordingly, after report to and concurrence from the Board of Directors, negotiations with the First Suitor were terminated.

    The Committee next entered into brief discussions with a second financial institution (the "Second Suitor") but, as with the First Suitor, the Second Suitor was only interested in a transaction if ABH's stockholders bore the risk of the Litigation. Accordingly, discussions with the Second Suitor were terminated, and ABH began to explore other means to achieve stockholder value and liquidity.

    In late 1995, ABH began discussions with Regions. At the outset of these discussions, however, the Committee advised Regions that it would consider a proposal from Regions only if Regions accepted the risk of the outcome of the Litigation. To enable Regions to determine if it were willing to accept such a risk, ABH provided Regions with full access to its counsel and its records in the Litigation and Regions conducted an analysis of the Litigation and its likely outcome. Following such review, Regions advised the Committee that it would accept the risk of the Litigation in a transaction pursuant to which ABH would be acquired by Regions and, in the discussions that followed Regions suggested a range of value of ABH that Regions believed to be an appropriate basis for a merger.

    After receiving Regions' proposal the Committee conferred with National Capital and considered, among other things, the current and historical market prices of Regions common stock, the business, prospects and soundness of Regions, and the proposed assumption of the risk of the Litigation by Regions. Based on those considerations, the Committee concluded that Regions' proposal offered potential consideration to ABH's stockholders that represented both fair value and the best potentially available transaction for its stockholders, and that a fixed exchange ratio offered a better opportunity for stockholders to receive higher value than other alternatives, such as a ratio based on fixed dollar value or one in which a minimum and maximum number of Regions shares would be provided for. Accordingly, after report to and concurrence by the Board of Directors, the Committee proceeded to negotiate, subject to final approval by the Board of Directors, the complete terms of a proposed definitive agreement with Regions.

    Over the course of the next several weeks, representatives of ABH and Regions negotiated an agreement, subject to final approval by the Board of Directors, with Regions that provided for an exchange ratio of 1.66 shares of Regions Common Stock for each share of Company Common Stock. The Committee then recommended the Agreement for approval by the Board of Directors of ABH. On February 28, 1996, the Board of Directors met and received a presentation from the Committee, National Capital and CFC concerning the background of the negotiations, the terms and conditions of the proposed definitive agreement and related documents, the proposed exchange ratio and the business, prospects and soundness of Regions. At the meeting, National Capital also provided its verbal opinion that the terms of the definitive agreement, which was accomplished on February 29, 1996.

    Subsequent to the execution of the Agreement, National Capital delivered its formal written opinion that, as of the date thereof, the consideration to be received by the stockholders of ABH pursuant to the Agreement, when taken as a whole, is fair to ABH on National Capital with respect to the investigations made or the procedures followed in rendering its opinions. The full text of National Capital's written opinion, which sets forth the assumptions made, matters considered, and limitations of the review by National Capital, is attached hereto as Appendix C and is incorporated herein by reference and should be read carefully and in its entirety in connection with this Proxy Statement. National Capital's opinion does not constitute a recommendation to any stockholder as to how such stockholders should vote at the Special Meeting.

    As described above, National Capital's opinion and presentation to the Board of Directors were among the many factors taken into consideration by the Board in making its determination to approve the agreement.

     ABH'S REASONS FOR THE MERGER. In approving the Merger, the directors of ABH considered a number of factors. Without assigning any relative or specific weights to the factors, the ABH Board of Directors considered the following material factors:

    (a) the information presented to the directors by the management of ABH concerning the business, operations, earnings, dividends, asset quality, and financial condition of ABH and Regions, including compliance with regulatory capital requirements on an historical and prospective basis;

    (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of ABH Common Stock, and the participation in any appreciation in value of Regions Common Stock;

    (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of ABH Common Stock for Regions
        Common Stock for federal and state income tax purposes;

    (d) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay; and

    (e) the advice of National Capital.

    The terms of the Merger were the result of arms-length negotiations between representatives of ABH and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of ABH unanimously approved the Merger as being in the best interests of ABH and its stockholders. Each member of the Board of Directors of ABH has agreed to vote such member's shares in favor of the Merger.

    ABH's Board of Directors unanimously recommends that ABH stockholders vote for approval of the Agreement.

    REGIONS' REASONS FOR THE MERGER. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

    (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of ABH on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which ABH operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of ABH; and

    (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF ABH'S FINANCIAL ADVISOR

    The following is a summary of the analyses performed by National Capital in preparation for its verbal opinion rendered to the Board of Directors of ABH on February 28, 1996, and its written fairness opinion on June 6, 1996.


    Analysis of Selected Bank Merger Transactions


    National Capital reviewed the consideration paid in recently announced transactions whereby certain banks were acquired. Specifically, National Capital reviewed transactions involving acquisitions of banks in the United States with total assets between $25 and $150 million, announced and consummated in such transactions during 1995 (the "National Acquisitions") and acquisitions of selected Louisiana banks announced and consummated in such transactions during 1995 (the "Louisiana Acquisitions"). National Capital compiled figures illustrating, among other things, the ratio of the premium (i.e. purchase price in excess of book value) to core deposits, purchase price to deposits, purchase price to book value and purchase price to last twelve-months ("LTM") earnings.

    The figures for the National Acquisitions and the Louisiana Acquisitions produced: (i) median percentage of premium (purchase price in excess of book value) to core deposits of 7.56% and 8.62%, respectively; (ii) median purchase price to deposits of 16.92% and 18.63%, respectively; (iii) median ratio of purchase price to book value of 1.65x and 2.04x, respectively; and (iv) median ratio of purchase price to LTM earnings of 15.59x and 11.58x, respectively.

    In comparison, assuming the value of Regions' stock at closing is $46.00 per share (the closing price on February 27, 1996), National Capital determined that the consideration to be received by the holders of ABH Common Stock in the Mergers represented a percentage of premium to core deposits of 13.02%, a percentage of price to deposits of 22.26%, a ratio of price to book value of 2.08x and a ratio of price to ABH's earnings for the twelve months ended December 31, 1995, of 16.71x.

    In comparison, assuming the value of Regions' stock at closing is $48.0625 per share (the closing price on June 5, 1996), National Capital determined that the consideration to be received by the holders of ABH Common Stock in the Mergers represented a percentage of premium to core deposits of 14.26%, a percentage of price to deposits of 23.25%, a ratio of price to book value of 2.17x and a ratio of price to ABH's earnings for the twelve months ended December 31, 1995, of 17.46x.


    Dividend Discount Analysis


    National Capital performed dividend discount analyses to determine a range of present values per share of ABH assuming ABH continued to operate as an independent bank. This range was determined by adding (i) the present value of the estimated future dividend stream that ABH could generate over the period beginning January 1995 and ending in December 2004, and (ii) the present value of the "terminal value" of ABH common stock at the end of the year 2004. The earnings and dividend used in these estimates were contained in the strategic plan developed by the Strategic Planning Committee assuming continued operations as an independent bank. The "terminal value" of ABH's stock was determined by applying three price-to-earnings multiples (10.0x, 12.0x, and 14.0x). The dividend stream and the terminal values were discounted to present values using a discount rate of 10%. Applying the above multiples and discount rate, the stand-alone value of ABH's common stock ranged from $42.85 to $68.07.

    No other company or transaction used in the above analyses as a comparison is identical to ABH. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which ABH is being compared.

    The summary set forth above does not purport to be a complete description of the analyses performed by National Capital. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. National Capital believes that its analyses and the summary set forth above must be considered as a whole, and that selecting a portion of its analyses and factors would create an incomplete view of the process underlying the analyses set forth in its presentation to ABH's Board of Directors. In addition, National Capital may have given certain analyses more or less weight that other analyses, and may have deemed various assumptions more or less probably than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be National Capital's view of the actual value of ABH or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

    In performing its analyses, National Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ABH or Regions. The analyses performed by National Capital are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of National Capital's analysis of the fairness of the consideration to be received by the ABH's stockholders in the Merger and were provided to ABH's Board of Directors in connection with the delivery of National Capital's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. National Capital used in its analyses various projections of future performance prepared by the management of ABH. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

    As described above, National Capital's opinion and presentation to ABH's Board of Directors were among the many factors taken into consideration by the Board in making its determination to approve the Agreement.

    Compensation of National Capital. Pursuant to a letter agreement dated as of February 20, 1995, ABH engaged National Capital to act as financial advisor to assist the Board in determining whether a sale of ABH was in the best interests of ABH and its stockholders. According to the terms of such engagement letter, ABH has agreed to pay to National Capital a fee of 0.50% of the transaction value on the date of the consummation of the Merger. Assuming a transaction value of $18.0 million, such fee would be $90,000.00. In addition ABH will pay National Capital $6,250 for its fairness opinion and reimburse National Capital for its reasonable out-of-pocket expenses. ABH has also agreed to indemnify National Capital, any affiliate of National Capital and each director, officer, stockholder, partner, employee, agent, or counsel against certain liabilities. An affiliate of National Capital, American Planning Corporation, has provided strategic planning services to ABH. The revenues received from ABH by American Planning Corporation are not significant in relation to total gross revenues. Neither National Capital nor American Planning Corporation has performed services for Regions and has not received any fees from Regions.


EFFECTIVE DATE OF THE MERGER

    Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and ABH, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of ABH stockholders; or such later date within 30 days thereof as specified by Regions.

    No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and ABH anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1996. However, delays in the consummation of the Merger could occur.

    The Board of Directors of either Regions or ABH generally may terminate the Agreement if the Merger is not consummated by October 15, 1996, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

    Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of ABH a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of ABH Common Stock for certificates representing shares of Regions Common Stock.

     ABH STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for ABH Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of ABH Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, ABH stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their ABH Common Stock has been converted, regardless of whether such stockholders have surrendered their ABH Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered ABH certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

    After the Effective Date, there will be no transfers of shares of ABH Common Stock on ABH's stock transfer books. If certificates representing shares of ABH Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

    Consummation of the Merger is subject to a number of conditions, including, but not limited to:

    (a) approval of the Merger from the Federal Reserve and the Louisiana Commissioner without any conditions or restrictions that would, in the reasonable judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement as to render inadvisable the consummation of the Merger, and the expiration of all applicable waiting periods;

    (b) the approval of the Agreement by the holders of the requisite number of the shares of ABH Common Stock;

    (c) the absence of any action by any court or governmental authority restraining or prohibiting the Merger;

    (d) the receipt of a reasonably satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under
Section 368(a) of the Code and that the exchange of ABH Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to ABH stockholders with respect to such exchange, except to the extent of any cash received; and

    (e) notification for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

    Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others, the delivery by Regions and ABH of opinions of their respective counsel and certificates executed by their respective Chief Executive Officers and Chief Financial Officers as to compliance with the Agreement, and, as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

REGULATORY APPROVALS

    The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

    Regions and ABH are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

    The Merger requires the prior approval of the Federal Reserve. The Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, which may be shortened by the Federal Reserve to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

    The Merger also is subject to the approval of the Louisiana Commissioner. In evaluating the Merger, the Louisiana Commissioner will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

    Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and ABH approved by their respective Boards of Directors; provided, however, that after approval by the ABH stockholders, no amendment decreasing the consideration to be received by ABH stockholders may be made without the further approval of such stockholders.

    The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by ABH stockholders, under certain circumstances, including:

    (a) by the Board of Directors of either party upon final denial of any required regulatory approval, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under " -- Conditions to Consummation of the Merger" above;

    (b) by the Board of Directors of either party, if the holders of at least a majority of the ABH Common Stock present in person or by proxy at the Special Meeting shall not have approved the Agreement;

    (c) by mutual agreement of the Boards of Directors of Regions and ABH;

    (d) by the Board of Directors of either party, in the event of a breach of any provision of the Agreement which meets certain standards specified in the Agreement; or

    (e) by the Board of Directors of either party if the Merger shall not have been consummated by October 15, 1996.

    If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses, certain indemnification provisions, Regions' indemnification of ABH for Securities Act liability, and restricting disclosure of confidential information. Further, termination will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

    Each of ABH and Regions generally has agreed, unless the prior consent of the other party is obtained, and except as otherwise contemplated by the Agreement, to operate its business only in the ordinary course, preserve intact its business organizations and assets, maintain its rights and franchises, and take no action that would affect, adversely and materially, the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either ABH or Regions prior to consummation of the Merger, as described below.

     ABH. ABH has agreed not to take certain action relating to the operation of its business pending consummation of the Merger without the prior approval of Regions. Those actions generally include, without limitation: (i) amending the Articles of Incorporation or Bylaws of ABH or any of its subsidiaries; (ii) becoming responsible for any obligation for borrowed money in excess of an aggregate of $150,000 (except in the ordinary course of business consistent with past practices); (iii) acquiring or exchanging any shares of ABH capital stock or any capital stock of its subsidiaries or paying any dividend or other distribution in respect of its capital stock, except that ABH may, but shall not be legally obligated to, declare and pay quarterly cash dividends at a rate not in excess of $.32 per share; (iv) issuing or selling any additional shares of any ABH capital stock, any rights to acquire any such stock or the capital stock of any ABH subsidiary, or any security convertible into such stock; (v) adjusting, splitting, combining, or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities in respect of or in substitution for shares of ABH Common Stock or selling, leasing, mortgaging, or otherwise disposing of or encumbering any shares of capital stock of any ABH subsidiary or any Asset having a book value of in excess of $100,000, other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions of certain other assets in the ordinary course of business; (vi) making any material investment in or acquiring control over any other entity; (vii) granting any increase in compensation or benefits to employees or officers (except as previously disclosed to Regions or as required by law), paying any bonus (except as previously disclosed to Regions or in accordance with any existing program or plan), entering into or amending any severance agreements with officers (except as previously disclosed to Regions), or granting any increase in compensation or other benefits to directors (except as previously disclosed); (viii) entering into or amending any employment contract that it does not have the unconditional right to terminate or amend, without liability except for any amendment required by law); (ix) adopting any new employee benefit plan or program, or materially changing any existing plan or program (except for any change required by law or advisable to maintain the tax qualified status of any such plan); (x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles ("GAAP")); (xi) commencing any litigation (except in accordance with past practices) or settling any litigation for money damages in excess of $100,000 or which imposes material restrictions upon the operations of ABH or any of its subsidiaries; or (xii) modifying or terminating any material contract.

    In addition, ABH has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity, and not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except to the extent necessary, as advised by counsel, to comply with the fiduciary obligations of its Board of Directors. In addition, ABH has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

    REGIONS. The Agreement prohibits Regions, prior to the earlier of the Effective Date or the termination of the Agreement, from taking any action that would materially adversely affect the ability of either party to obtain the requisite governmental approvals or to perform its covenants and agreements under the Agreement.

MANAGEMENT FOLLOWING THE MERGER

    Consummation of the Merger will not alter the present officers and directors of Regions. Information concerning the management of Regions is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    The Agreement provides that Regions, with certain exceptions, will indemnify the present and former directors, officers, employees, and agents of ABH or any of its subsidiaries to the full extent permitted under Louisiana law and by the Articles of Incorporation or Bylaws of ABH or its subsidiaries, as the case may be, as in effect on the date of the Agreement. Regions' obligations to provide such indemnification will not apply in the case of any claim against an indemnified party who knew of the existence of the claim and did not make a good faith effort to require ABH to notify its director and officer liability insurance carrier prior to the Effective Date.

    ABH has entered into an agreement with Robert W. Boquet, President and Chief Executive Officer of ABH, which provides certain benefits to Mr. Boquet in the event of a "change in control" of ABH. Upon consummation of the Merger, which would constitute a change in control for purposes of this agreement, Mr. Boquet will be entitled to a one-time cash bonus of $65,000 if he remains an employee of ABH through the Effective Date. In addition, Mr. Boquet would be entitled to continuation of his annual base salary for up to three years following the Effective Date, if, following the Merger, Mr. Boquet's employment is terminated under certain circumstances.

    As of the Record Date, directors and executive officers of ABH owned no shares of Regions Common Stock.

DISSENTING STOCKHOLDERS

    General. Each ABH stockholder who objects to the Merger shall be entitled to the rights and remedies of dissenting stockholders provided in Section 131 of the Louisiana Act, a copy of which is included as Appendix B to this Proxy Statement/Prospectus.

    Statutory Requirements. The following is a summary of the steps to be taken by an ABH stockholder who is interested in perfecting such holder's dissenters' rights and should be read in conjunction with the full text of Section 131 of the Louisiana Act. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of ABH Common Stock to perfect their dissenters' rights. If the Merger is approved by 80% or more of the total voting power of ABH, then dissenters' rights of appraisal, in accordance with the Louisiana Act, will not be available.

    Any written objection, demand, or notice required by the Louisiana Act in connection with the exercise of dissenters' rights should be sent to ABH at 801 Barrow Street, Houma, Louisiana, 70360, Attention: Russel J. Brien, Corporate Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.

    Any holder of ABH Common Stock who disapproves of or objects to the proposed Merger and who wishes to receive in cash the "fair value" of such shares (determined as of the day before the Agreement is approved) may elect to do so by taking all of the following steps:

    (a) Such stockholder must file with ABH, prior to or at the Special Meeting, a written objection to the proposed Merger.

    (b) Such stockholder must also vote such holder's shares of ABH Common Stock against the Merger. If the Merger is approved by the required vote, but by less than 80% of the total voting power, and the Merger authorized thereby is effected, Regions Bank promptly thereafter shall give written notice thereof, by registered mail, to each stockholder who both filed such written objection to, and voted such holder's shares against, the Merger, at such stockholder's last address on ABH's records.

    (c) Each such stockholder, within 20 days after the mailing of such notice to such holder, but not thereafter, must file with Regions Bank a demand in writing for the fair cash value of such holder's shares of ABH Common Stock as of the day before such vote was taken, and such holder must state in such demand the value demanded and a post office address to which the reply of Regions Bank may be sent.

    (d) At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in Terrebonne Parish the certificates representing such holder's shares of ABH Common Stock, duly endorsed and transferred to Regions Bank upon the sole condition that such certificates shall be delivered to Regions Bank upon payment of the value of the shares determined in accordance with the provisions of Section 131 of the Louisiana Act.

    (e) With the demand, the stockholder must deliver to Regions Bank the written acknowledgment of such bank or trust company that it so holds such holder's certificates of ABH Common Stock.

    Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the Merger. If Regions Bank does not agree to the value so stated and demanded, or does not agree that a payment is due, within 20 days after receipt of such demand and acknowledgment, it shall notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded.

    In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of Regions Bank's disagreement, but not thereafter, may file suit against Regions Bank, in the district court of Terrebonne Parish praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of ABH Common Stock as of the day before the vote on the Agreement was taken, and the court, on such evidence as may be adduced in relation thereto, shall determine whether any payment is due and, if so, such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against Regions Bank for the fair cash value of such holder's shares of ABH Common Stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by Regions Bank conclusively shall bind the stockholder (i) by Regions Bank's statement that no payment is due or (ii) if Regions Bank does not contend that no payment is due, to accept the value of such holder's shares of ABH Common Stock as fixed by Regions Bank in its notice of disagreement.

    Any stockholder who fails to take each of the required actions outlined above in a timely manner will not be entitled to exercise the rights of a dissenting stockholder.

    A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 131 of the Louisiana Act. Such a demand may be withdrawn by the stockholder at any time before Regions Bank gives notice of disagreement, as provided by the Louisiana Act. After such notice of disagreement is given, withdrawal of the demand shall require the consent of Regions Bank. If a demand is withdrawn, or the Merger is rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of ABH Common Stock, or the stockholder shall otherwise lose such holder's dissenters' rights, such holder shall not have the right to receive a cash payment for such holder's shares of Regions Bank Common Stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to Regions Bank), and such holder shall be reinstated to all rights as a stockholder as of the filing of such holder's demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of Regions Bank, the fair value thereof in cash as determined by the Regions Board, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

    A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to Regions, has rendered an opinion to Regions and ABH concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

    (a) Provided the Merger qualifies as a statutory merger under applicable law, the Merger will be a reorganization within the meaning of Section 368(a). ABH and Regions will each be "a party to a reorganization" within the meaning of
Section 368(b).

    (b) The stockholders of ABH will recognize no gain or loss upon the exchange of their ABH Common Stock solely for shares of Regions Common Stock.

    (c) The basis of the Regions Common Stock received by the ABH stockholders in the proposed transaction will, in each instance, be the same as the basis of the ABH Common Stock surrendered in exchange therefor.

    (d) The holding period of the Regions Common Stock received by the ABH stockholders will, in each instance, include the period during which the ABH Common Stock surrendered in exchange therefor was held, provided that the ABH Common Stock was held as a capital asset on the date of the exchange.

    (e) The payment of cash to ABH stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the shares redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder.

    (f) Where solely cash is received by any ABH stockholder in exchange for his ABH Common Stock pursuant to the exercise of dissenters' rights of appraisal, such cash will be treated as having been received in redemption of his ABH Common Stock, subject to the provisions and limitations of Section 302.



    THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER. ABH STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

    It is anticipated that the Merger will be accounted for as a "purchase," as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of ABH as of the Effective Date will be recorded at their estimated respective fair values and added to those of Regions. Financial statements of Regions issued after the Effective Date will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of ABH.

EXPENSES AND FEES

    The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF THE REGIONS COMMON STOCK

    The Regions Common Stock to be issued to ABH stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, ABH (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or another applicable exemption from the Securities Act registration requirements.

    Each person who ABH reasonably believes will be an affiliate of ABH has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

                EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

    As a result of the Merger, holders of ABH Common Stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Act and ABH's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of ABH stockholders and those of Regions stockholders. The differences deemed material by Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and ABH's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

    The provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "-- Actions by Stockholders Without a Meeting," "--Stockholder Nominations and Proposals," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "--Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

    Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

    The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

    Regions. The Certificate authorizes the issuance of up to 120,000,000 shares of Regions Common Stock, of which 62,185,402 shares were issued as of March 31, 1996, none of which were held as treasury shares. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions stockholders.

    The authority to issue additional shares of Regions Common Stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions.

    ABH. ABH's authorized capital stock consists of 1,000,000 shares of ABH Common Stock, of which 229,564 shares were issued and outstanding as of the Record Date, and 2,000,000 shares of ABH Preferred Stock, none of which are issued or outstanding.

    Pursuant to the Louisiana Act, ABH's Board of Directors may authorize the issuance of additional shares of ABH Common Stock or ABH Preferred Stock without further action by ABH's stockholders. ABH's Articles, as amended, provide the stockholders of ABH with preemptive rights to purchase or subscribe to any unissued authorized shares of ABH Common Stock.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

    Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

    The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

    ABH. The Louisiana Act generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of two-thirds of the voting power present at a meeting, unless the articles of incorporation provide for a higher or lower voting requirement. ABH's Articles provide that the affirmative vote of a majority of the voting power present at a meeting is required to amend the Articles.

    The Articles also provide that the Board of Directors has the power to adopt, amend, or repeal the Bylaws, subject to the right of the shareholders to amend any Bylaws made by the Board.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

    Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

    The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

    Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

    ABH. ABH's Articles do not provide for a classified board of directors, and provide that voting stock does not have cumulative voting rights.

REMOVAL OF DIRECTORS

    Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

    ABH. Pursuant to the Louisiana Act, a director of ABH may be removed with or without cause at a meeting of stockholders with respect to which notice of the purpose to remove one or more directors has been given, by the affirmative vote of the holders of at least a majority of the outstanding shares of ABH voting stock.

LIMITATIONS ON DIRECTOR LIABILITY

    Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

    Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

    ABH. The Louisiana Act generally permits a corporation's articles of incorporation to relieve directors and officers of liability for money damages for good faith conduct. The Articles of ABH do not contain limitations on director or officer liability.

INDEMNIFICATION

    Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

    ABH. ABH's Bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.

SPECIAL MEETINGS OF STOCKHOLDERS

    Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

    ABH. Under the Louisiana Act and the ABH Bylaws, a special meeting of ABH stockholders may be called by its Board of Directors, the President, or shareholders holding a majority of the voting power.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

    Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

    ABH. Under the Articles any action requiring stockholder approval may be approved by written consent of stockholders holding sufficient voting power to determine the matter.

STOCKHOLDER NOMINATIONS

    Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

    ABH. ABH's Articles and Bylaws do not provide for advance notice of director nominations.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

    Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

    Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

    ABH. Section 133 of the Louisiana Act ("Section 133") places similar restrictions on "business combinations" (as defined in Section 132(4) of the Louisiana Act, generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested stockholder" (as defined in Section 132(9) of the Louisiana Act, generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). Section
133 generally applies to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested stockholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. Section 133 generally does not apply provided the stockholders receive in the business combination substantially similar consideration for their shares of stock in the corporation in terms of price and method of payment, as determined in accordance with Section 134B of the Louisiana Act, as the interested stockholder received for its shares of stock in the corporation acquired by such interested stockholder within two years of such business combination.

    As ABH has not specifically elected to avoid the application of Section 133, Section 133 generally would prohibit a business combination by ABH with an interested stockholder unless the business combination is recommended by ABH's Board and approved by the affirmative vote of at least each of the following: (i) 80% of the votes entitled to be cast by outstanding shares of ABH voting stock voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by holders of ABH voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with ABH, voting together as a single voting group. As Regions is not an "interested stockholder" with respect to ABH, Section 133 does not apply to the Merger.

    Under Sections 135 through 140.2 of the Louisiana Act (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including ABH) and as a result increases such person's voting power in the corporation to or above any of the three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority of the pre-existing, disinterested stockholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the issuing public corporation is a party. Since Regions' acquisition of ABH Common Stock is to be made pursuant to a merger and ABH and Regions are parties to the Agreement with respect thereto, the Control Share Law does not apply to the Merger.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

    Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions. However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

     ABH. The Lousiana Act generally requires the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller vote, but not less than a majority, of the voting power present or of the total voting power, as the articles of incorporation may prescribe to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of the corporation if the corporation is not insolvent. ABH's Articles provide that such actions may be effected upon approval by a majority of shares of ABH Common Stock present in person or by proxy at a meeting of stockholders.

DISSENTERS' RIGHTS OF APPRAISAL

    Regions. The rights of appraisal of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights of appraisal.

    ABH. The rights of appraisal of dissenting stockholders under Louisiana law are generally similar to those afforded under the Delaware GCL. See "Description of the Transaction--Dissenting Stockholders."

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

    Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

    ABH. Pursuant to the Louisiana Act, upon written notice of a demand to inspect corporate records, a stockholder who owns at least 2% of the outstanding stock (25% in the case of a business competitor) is entitled to inspect specified corporate records.

DIVIDENDS

    Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

    ABH. Pursuant to the Louisiana Act, a board of directors may from time to time make distributions out of surplus, as defined in the Louisiana Act, to its stockholders, subject to restrictions in its articles of incorporation, except
(i) when the corporation is insolvent, or (ii) at a time when the corporation's assets are exceeded by its liabilities, or when the net assets are less than the aggregate amount payable on liquidation to any shares of ABH common stock which have preferential rights in the event of liquidation.


                   COMPARATIVE MARKET PRICES AND DIVIDENDS

    Regions Common Stock is quoted on the Nasdaq National Market under the symbol "RGBK." ABH Common Stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock as reported on the Nasdaq National Market, the high and low prices for ABH Common Stock and the cash dividends declared per share of Regions Common Stock and ABH Common Stock for the indicated periods. The prices indicated for ABH are based on actual transactions in ABH Common Stock of which ABH management is aware; however, for the indicated period there has been only a very limited number of transactions and all such transactions have involved limited numbers of shares of ABH Common Stock in the indicated periods, and no assurance can be given that the indicated prices represent the actual market value of the ABH Common Stock.


                                           REGIONS                                      ABH
                                    PRICE RANGE   CASH DIVIDENDS            PRICE RANGE     CASH DIVIDENDS
                                    -----------       DECLARED              -----------        DECLARED
                                   HIGH      LOW     PER SHARE            HIGH        LOW     PER SHARE
                                   ----      ---     ---------            ----        ---     ---------
1994
First Quarter   . . . . . .     $ 33.50   $ 30.13      $ .30             $22.00     $17.00    $   --
Second Quarter  . . . . . .       36.13     30.50        .30              22.00      20.00        --
Third Quarter   . . . . . .       36.75     34.63        .30              22.00      22.00       .25
Fourth Quarter  . . . . . .       35.00     29.75        .30              22.00      22.00       .35

1995
First Quarter   . . . . . .       36.50     31.63        .33              28.00      22.00        --
Second Quarter  . . . . . .       37.44     34.50        .33              28.00      25.00       .40
Third Quarter . . . . . . .       41.25     37.00        .33              26.00      25.00        --
Fourth Quarter  . . . . . .       44.88     39.63        .33              26.00      26.00       .75

1996
First Quarter   . . . . . .       48.00     40.75        .35              30.50        N/A       .32
Second Quarter
  (through 5/23/96) . . . .                                               59.00      59.00

    On ________, 1996, the last reported sale price of Regions Common Stock as reported on the Nasdaq National Market, and the price of ABH Common Stock in the last known transaction, which occurred in ________, were $________ and $________, respectively. On February 29, 1996, the last business day prior to public announcement of the proposed Merger, the last reported sale price of Regions Common Stock as reported on the Nasdaq National Market, and the last known price of ABH Common Stock, were $45.88 and $30.50, respectively.

    The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

    Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly First Alabama Bank. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

                                BUSINESS OF ABH

    ABH is a bank holding company organized under the laws of the state of Louisiana with its principal executive office located in Houma, Louisiana. ABH operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through 6 offices in Terrebonne Parish. At March 31, 1996, ABH had total consolidated assets of approximately $89.3 million, total consolidated deposits of approximately $79.3 million, and total consolidated stockholders' equity of approximately $8.8 million. ABH's principal executive office is located at 801 Barrow Street, Houma, Louisiana, 70360 and its telephone number at such address is (504) 872-1434.

    Additional information with respect to ABH and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, including ABH's Annual Report on

Form 10-KSB for the fiscal year ended December 31, 1995, the ABH Annual Report to Stockholders, and ABH's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996, accompany this Proxy Statement/Prospectus.

              VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF ABH

    The following table sets forth certain information concerning the beneficial owners of more than 5.0% of ABH Common Stock, as of the Record Date.


                     NAME AND ADDRESS                    AMOUNT AND NATURE        PERCENT OF
TITLE OF CLASS       OF BENEFICIAL OWNER               BENEFICIAL OWNERSHIP        CLASS (1)
- --------------       -------------------               --------------------       ----------
                                                    Sole      Shared    Total
                                                   ------     ------   -------
Common Stock          A. Moore Cook                12,808      1,411    14,219       6.2%
                      P.O. Box 4173
                      Houma, LA 70361

Common Stock          Conrad J. Lirette             1,159     11,028    12,187       5.3%
                      P.O. Box 371
                      Houma, LA 70361

Common Stock          Wm. Clifford Smith              466     28,800    29,266      12.7%
                      P.O. Box 2266
                      Houma, LA 70361





                              BUSINESS OF REGIONS

GENERAL

    Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 353 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of March 31, 1996. At that date, Regions had total consolidated assets of approximately $17.5 billion, total consolidated deposits of approximately $14.2 billion, and total consolidated stockholders' equity of approximately $1.5 billion. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, and investment brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

    The following table presents information about Regions' banking operations in the states in which its subsidiary depository institutions are located, based on March 31, 1996 information:

                               NUMBER OF          TOTAL                 TOTAL
                            BANKING OFFICES       ASSETS               DEPOSITS
                            ---------------       ------               --------
                                                        (In thousands)
Alabama . . . . . .               181           $10,717,943           $8,330,187
Florida . . . . . .               36              1,225,590            1,102,605
Georgia . . . . . .               71              3,569,536            2,995,178
Louisiana . . . . .               41              2,049,759            1,626,968
Tennessee . . . . .               24                485,584              433,493

    Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

    Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS

    Recent Acquisition. Since March 31, 1996, Regions has completed the acquisition of First Federal Bank of Northwest Georgia, Federal Savings Bank, located in Cedartown, Georgia, with total assets of approximately $90 million. The consideration for this acquisition, which was accounted for as a pooling of interests, consisted of Regions Common Stock having an approximate value on the date of acquisition of $17.1 million.

    Other Pending Acquisitions.  As of the date of this Proxy
Statement/Prospectus, Regions has pending three acquisitions in addition to ABH, certain aspects of which transactions are set forth below:


                                                                             CONSIDERATION
                                                                         ---------------------
                                                               APPROXIMATE
                                                           --------------------                   ACCOUNTING
                  INSTITUTION                              ASSET SIZE     VALUE        TYPE       TREATMENT
                  -----------                              ----------     -----        ----       ---------
                                                               (In millions)
First Gwinnett Bancshares, Inc., located in                                           Regions      Purchase
Norcross, Georgia (the "First Gwinnett Acquisition")      $     68      $    13       Common
                                                                                       Stock


Delta Bank & Trust Company, located in Belle                   206           34       Regions      Purchase
Chasse, Louisiana (the "Delta Acquisition")                                           Common
                                                                                       Stock

Rockdale Community Bank, located in Conyers,                                          Regions      Purchase
Georgia (the "Rockdale Acquisition")                            46           13       Common
                                                                                      Stock
                                                          --------      -------
                      Totals                              $    320      $    60
                                                          ========      =======


    The First Gwinnett Acquisition, the Delta Acquisition, and the Rockdale Acquisition are referred to in this Proxy Statement/Prospectus as the "Other Pending Acquisitions." Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies, and of the stockholders of the institutions to be acquired. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

    Pro forma information giving effect to the Recent Acquisition described above and the Other Pending Acquisitions are not considered material in relation to Regions' financial condition and results of operations.

    In connection with the Merger and the Other Pending Acquisitions, Regions has announced that it may purchase, in the open market, some or all of the shares of Regions Common Stock to be issued in such transactions. Regions anticipates that it may purchase in the open market as much as approximately
1.8 million shares of Regions Common Stock. The timing and amount of such possible purchases will be determined based on the Regions Common Stock price,
capital needs and other factors. As of        , 1996, Regions had purchased, in
the open market, approximately          shares of Regions Common Stock for an
aggregate purchase price of approximately $         to be issued in the Merger
and the Other Pending Acquisitions.



                       CERTAIN REGULATORY CONSIDERATIONS

    The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and ABH. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1995. See "Documents Incorporated by Reference."

GENERAL

    Regions and ABH are both bank holding companies registered with the Federal Reserve under the BHC

Act. As such, Regions and ABH and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, Regions is also registered with the OTS and is subject to the regulation, supervision, examination, and reporting requirements of the OTS.

    The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

    The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

    The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Regions, and any other bank holding company located in Alabama may now acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Proxy Statement/Prospectus, none of the states in which the banking subsidiaries of Regions or ABH are located has either moved up the date after which interstate branching will be permissible or "opted out." Assuming no state action prior to June 1, 1997, Regions would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date.

    The BHC Act generally prohibits Regions and ABH from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

    Each of the subsidiary depository institutions of Regions and ABH is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and ABH (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the OTS in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the Comptroller of the Currency (the "OCC") in the case of national banks) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

    Regions and ABH are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and ABH, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and ABH, as well as by Regions and ABH to their stockholders.

    As to the payment of dividends, the Bank and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator. Regions' subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation, and those that are national banks are subject to the regulations of the OCC.

    If, in the opinion of the federal banking regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

    At March 31, 1996, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and ABH, without obtaining governmental approvals, could declare aggregate dividends to Regions and ABH of approximately $205 million and $1.1 million, respectively.

    The payment of dividends by Regions and ABH and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

     Regions, ABH, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and ABH and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

    The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

    The minimum guideline for the ratio (the "Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1996, Regions' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 14.30% and 11.34%, respectively, and ABH's consolidated Total Capital and Tier 1 Capital Ratios were 18.84% and 17.58%, respectively.

    In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Regions' and ABH's respective Leverage Ratios at March 31, 1996, were 7.81% and 9.60%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

    Each of Regions' and ABH's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of March 31, 1996. Neither Regions, ABH, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

    Failure to meet capital guidelines could subject a bank or thrift institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

    The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

    Under Federal Reserve policy, Regions and ABH are expected to act as sources of financial strength for, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Regions or ABH may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

    Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of Regions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of Regions' respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

    FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

    Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

    An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

    For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region"; (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer without regulatory approval.

    At March 31, 1996, all of the subsidiary depository institutions of Regions and ABH had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

    Pursuant to FDICIA, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaced a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

    Once the designated ratio for the BIF was reached in May 1995, the FDIC was authorized to reduce the minimum assessment rate below the 23 basis points and to set future assessment rates at such levels that would maintain the fund's reserve ratio at the designated level. In August 1995, the FDIC adopted final regulations reducing the assessment rates for BIF-member banks. Under the revised schedule, BIF-member banks, starting with the second half of 1995, will pay assessments ranging from 4.0 basis points to 31 basis points, with an average assessment rate of 4.5 basis points. Refunds with interest were paid for assessments for the month(s) after the month in which the designated reserve ratio for the BIF was reached. Subsequently, on November 14, 1995, the FDIC announced that, beginning in 1996, it would further reduce the deposit insurance premiums for 92% of all BIF members that are in the highest capital and supervisory categories to $2,000 per year, regardless of deposit size. At the same time, the FDIC elected to retain the existing assessment rate range of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.

    By virtue of the BIF assessments being reduced, Regions' subsidiary banks realized savings of approximately $7.9 million pre-tax, during the second half of 1995, and anticipate annual savings of approximately $16.3 million pre-tax, with respect to their deposits that are assessed at BIF rates. However, given that approximately 28% of the total deposits of the Regions subsidiary banks as of December 31, 1995 were (and are now being) assessed at the much higher SAIF premium rates, Regions' subsidiary banks are now paying substantially more in insurance premium costs than they would be if they did not hold any SAIF-assessed deposits.

    Recognizing that the disparity between the SAIF and BIF premium rates have adverse consequences for SAIF-insured institutions and other banks with SAIF assessed deposits, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits, on July 28, 1995, the FDIC, the Treasury Department, and the OTS released statements outlining a proposed plan (the "Proposed Plan") to recapitalize the SAIF, certain features of which were subsequently approved by the Banking Committees of the House of Representatives and the Senate of the United States in bills that provided for different resolutions of the BIF-SAIF disparity. Under the Proposed Plan, as approved by the members of the Banking Committees of the House and Senate, all SAIF-member institutions were to pay a special assessment to recapitalize the SAIF, and the assessment base for the payments on the FICO bonds would have been expanded to include the deposits of both BIF- and SAIF-insured institutions. As a result of the SAIF becoming fully capitalized, it was anticipated that insurance premium rates for SAIF members shortly thereafter would have been reduced to the same levels as those currently paid by BIF members.

    The amount of the special assessment required to recapitalize the SAIF was estimated to be approximately 78 to 85 basis points. Under the latest version of the Proposed Plan, banks that had acquired SAIF-insured deposits would have paid a special assessment of approximately 64 basis points - 20% less than SAIF-member institutions. The special assessment would have been payable some time in 1996 based on deposits held on

March 31, 1995. If the applicable 85 and 64 point assessments had been assessed against the Subsidiary Banks' deposits as of March 31, 1995, the Subsidiary Banks would have been required to pay an aggregate special assessment of $26.0 million pre-tax. However, the special assessments paid by the Subsidiary Banks would have been at least partially offset by a reduction in insurance premiums paid if, as expected, the FDIC were to have reduced SAIF premiums to BIF levels following payment of the special assessment and recapitalization of the SAIF.

    Congress adopted the Proposed Plan as part of a budget bill. However, in December 1995, the President vetoed the balanced budget legislation passed by Congress which included the proposed provisions of the Proposed Plan. With no prospect of a budget agreement between the Administration and Congress, as well as significant opposition to the Proposed Plan now coming from many BIF-insured banks, the fate of the SAIF special assessment provisions of the legislation is uncertain, and it now appears possible that a significant disparity between SAIF and BIF insurance premium rates could continue to exist for some time.

    In view of the legislative uncertainty that currently exist, it cannot be predicted whether the Proposed Plan or any other legislative proposal will be enacted as described above or, if enacted, the amount of any special SAIF assessment, whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums, or whether such legislation, if enacted, may contain other provisions, for example, requiring all federally-chartered thrifts to convert to bank charters. A significant increase in SAIF insurance premiums, either absolutely relative to BIF premiums, a significant one-time fee to recapitalize the SAIF, or a significant tax liability associated with the recapture of the bad debt reserve could have a potentially adverse effect on the operating expenses and results of operations of the Registrant.

    Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

SAFETY AND SOUNDNESS STANDARDS

    The FDIA, as amended by the FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, and fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDICIA. See "--Prompt Corrective Action." If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies also proposed guidelines for asset quality and earnings standards.

DEPOSITOR PREFERENCE

    The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.


                      DESCRIPTION OF REGIONS COMMON STOCK

    Regions is authorized to issue 120,000,000 shares of Regions Common Stock, of which 62,185,402 shares were issued at March 31, 1996, none of which were held as treasury shares. No other class of stock is authorized.

    Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At March 31, 1996, under such requirements and guidelines, Regions' subsidiary institutions had $205 million of undivided profits legally available for the payment of dividends. See "Certain Regulatory Considerations--Payment of Dividends."

    For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."




                             STOCKHOLDER PROPOSALS

    Regions expects to hold its next annual meeting of stockholders after the Merger during May 1997. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices no later than December 2, 1996, for consideration by Regions for possible inclusion in such proxy materials.


                                    EXPERTS

    The consolidated financial statements and the supplemental consolidated financial statements of Regions incorporated by reference in or appearing as an exhibit to Regions' Annual Report (Form 10-K) for the year ended December
31, 1995, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and supplemental consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements incorporated in this Registration Statement by reference from ABH's Annual Report on Form 10-KSB for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                    OPINIONS

    The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of June 3, 1996, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 118,845 shares of Regions Common Stock.

    Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                       AMERICAN BANCSHARES OF HOUMA, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                         DATED AS OF FEBRUARY 29, 1996

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
Parties.............................................................................   A-5
Preamble............................................................................   A-5
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER.......................................   A-5
  1.1   Merger......................................................................   A-5
  1.2   Time and Place of Closing...................................................   A-5
  1.3   Effective Time..............................................................   A-5
ARTICLE 2 -- TERMS OF MERGER........................................................   A-6
  2.1   Certificate of Incorporation................................................   A-6
  2.2   Bylaws......................................................................   A-6
  2.3   Directors and Officers......................................................   A-6
ARTICLE 3 -- MANNER OF CONVERTING SHARES............................................   A-6
  3.1   Conversion of Shares........................................................   A-6
  3.2   Anti-Dilution Provisions....................................................   A-6
  3.3   Shares Held by American Bancshares or Regions...............................   A-6
  3.4   Dissenting Stockholders.....................................................   A-6
  3.5   Fractional Shares...........................................................   A-7
ARTICLE 4 -- EXCHANGE OF SHARES.....................................................   A-7
  4.1   Exchange Procedures.........................................................   A-7
  4.2   Rights of Former American Bancshares Stockholders...........................   A-8
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF AMERICAN BANCSHARES..................   A-8
  5.1   Organization, Standing, and Power...........................................   A-8
  5.2   Authority; No Breach By Agreement...........................................   A-8
  5.3   Capital Stock...............................................................   A-9
  5.4   American Bancshares Subsidiaries............................................   A-9
  5.5   Financial Statements........................................................  A-10
  5.6   Absence of Undisclosed Liabilities..........................................  A-10
  5.7   Absence of Certain Changes or Events........................................  A-10
  5.8   Tax Matters.................................................................  A-10
  5.9   Assets......................................................................  A-11
  5.10  Environmental Matters.......................................................  A-12
  5.11  Compliance With Laws........................................................  A-12
  5.12  Employee Benefit Plans......................................................  A-12
  5.13  Material Contracts..........................................................  A-14
  5.14  Legal Proceedings...........................................................  A-14
  5.15  Statements True and Correct.................................................  A-15
  5.16  Accounting, Tax, and Regulatory Matters.....................................  A-15
  5.17  State Takeover Laws.........................................................  A-15
  5.18  Directors' Agreements.......................................................  A-16
  5.19  Charter Provisions..........................................................  A-16
  5.20  Derivatives Contracts.......................................................  A-16
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS..........................      A-16
  6.1   Organization, Standing, and Power...........................................  A-16
  6.2   Authority; No Breach By Agreement...........................................  A-16
  6.3   Capital Stock...............................................................  A-17
  6.4   Regions Subsidiaries........................................................  A-17
  6.5   SEC Filings; Financial Statements...........................................  A-17
  6.6   Absence of Undisclosed Liabilities..........................................  A-18

                                                                                      PAGE
                                                                                      ----
  6.7   Absence of Certain Changes or Events........................................  A-18
  6.8   Compliance With Laws........................................................  A-18
  6.9   Legal Proceedings...........................................................  A-18
  6.10  Statements True and Correct.................................................  A-19
  6.11  Accounting, Tax, and Regulatory Matters.....................................  A-19
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION...............................  A-19
  7.1   Affirmative Covenants of American Bancshares................................  A-19
  7.2   Negative Covenants of American Bancshares...................................  A-20
  7.3   Covenants of Regions........................................................  A-22
  7.4   Adverse Changes in Condition................................................  A-22
  7.5   Reports.....................................................................  A-22
ARTICLE 8 -- ADDITIONAL AGREEMENTS..................................................  A-22
  8.1   Registration Statement; Proxy Statement; Stockholder Approval...............  A-22
  8.2   Exchange Listing............................................................  A-23
  8.3   Applications................................................................  A-23
  8.4   Filings with State Offices..................................................  A-23
  8.5   Agreement as to Efforts to Consummate.......................................  A-24
  8.6   Investigation and Confidentiality...........................................  A-24
  8.7   Press Releases..............................................................  A-24
  8.8   Certain Actions.............................................................  A-25
  8.9   Accounting and Tax Treatment................................................  A-25
  8.10  State Takeover Laws.........................................................  A-25
  8.11  Charter Provisions..........................................................  A-25
  8.12  Agreement of Affiliates.....................................................  A-25
  8.13  Indemnification.............................................................  A-25
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE......................  A-26
  9.1   Conditions to Obligations of Each Party.....................................  A-26
  9.2   Conditions to Obligations of Regions........................................  A-27
  9.3   Conditions to Obligations of American Bancshares............................  A-28
ARTICLE 10 -- TERMINATION...........................................................  A-29
 10.1   Termination.................................................................  A-29
 10.2   Effect of Termination.......................................................  A-29
 10.3   Non-Survival of Representations and Covenants...............................  A-30
ARTICLE 11 -- MISCELLANEOUS.........................................................  A-30
 11.1   Definitions.................................................................  A-30
 11.2   Expenses....................................................................  A-35
 11.3   Brokers and Finders.........................................................  A-35
 11.4   Entire Agreement............................................................  A-35
 11.5   Amendments..................................................................  A-35
 11.6   Waivers.....................................................................  A-36
 11.7   Assignment..................................................................  A-36
 11.8   Notices.....................................................................  A-36
 11.9   Governing Law...............................................................  A-37
 11.10  Counterparts................................................................  A-37
 11.11  Captions....................................................................  A-37
 11.12  Interpretations.............................................................  A-37
 11.13  Enforcement of Agreement....................................................  A-37
 11.14  Severability................................................................  A-37
Signatures..........................................................................  A-38

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
- ------      ------------------------------------------------------------------------------------
  0.   --   Form of Directors' Agreement. (sec. 5.8).
  2.   --   Form of agreement of affiliates of American Bancshares. (sec. 8.12, 9.2(e)).
  3.   --   Matters as to which Correro, Fishman & Casteix, L.L.P. will opine. (sec. 9.2(d)).
  4.   --   Form of Claims Letter (sec. 9.2(f)).
  5.   --   Matters as to which Lange, Simpson, Robinson & Somerville will opine. (sec. 9.3(d)).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of February 29, 1996, by and between AMERICAN BANCSHARES OF HOUMA, INC. ("American Bancshares"), a corporation organized and existing under the laws of the State of Louisiana, with its principal office located in Houma, Louisiana; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of American Bancshares and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of American Bancshares by Regions pursuant to the merger of American Bancshares into and with Regions. At the effective time of such merger, the outstanding shares of the capital stock of American Bancshares shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of American Bancshares shall become stockholders of Regions and each of the subsidiaries of American Bancshares shall continue to conduct its business and operations as a wholly owned subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of American Bancshares, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger
(i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) for accounting purposes shall be accounted for as a "pooling of interests."

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, American Bancshares shall be merged into and with Regions in accordance with the provisions of Sections 12:115 of the LBCL and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of American Bancshares and Regions.

     1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The place of Closing shall be at the offices of Regions, in Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties.

     1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of American Bancshares approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by Regions.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 BYLAWS. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 DIRECTORS AND OFFICERS. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

     3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of American Bancshares Common Stock (excluding shares held by American Bancshares or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into 1.66 shares of Regions Common Stock (the "Exchange Ratio").

     3.2 ANTI-DILUTION PROVISIONS. In the event American Bancshares changes the number of shares of American Bancshares Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 SHARES HELD BY AMERICAN BANCSHARES OR REGIONS. Each of the shares of American Bancshares Common Stock held by any American Bancshares Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 DISSENTING STOCKHOLDERS. Any holder of shares of American Bancshares Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Part XIII of the LBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the LBCL, including the provisions of Section 131 thereof relating to the deposit in escrow, endorsement, and transfer of the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting stockholder of American Bancshares fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, such Person shall not have the right to receive payment in cash for his shares and, instead, as of the Effective Time the shares of American Bancshares Common Stock held by such Person shall be converted into and exchanged for that number of shares of Regions Common Stock determined under Section 3.1 of this Agreement and the delivery of certificates representing such Regions Common Stock and any dividends or other distributions in respect thereof to which such holder may be entitled shall be governed by Section 4.1 of this Agreement.

     3.5 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of American Bancshares Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time. The market value of one share of Regions Common Stock at the Effective Time shall be the closing price of such common stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Regions) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, Regions and the Surviving Corporation shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of American Bancshares appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of American Bancshares Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of American Bancshares Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected and not withdrawn or forfeited under Section 131 of the LBCL) issued and outstanding at the Effective Time, promptly upon the surrender of the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement and, to the extent required by Section 3.5 of this Agreement, cash in lieu of any fractional share of Regions Common Stock to which such holder otherwise would be entitled (without interest). Until so surrendered, each outstanding certificate of American Bancshares Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of Regions Common Stock, to represent the consideration into which the number of shares of American Bancshares Common Stock represented thereby prior to the Effective Time shall have been converted. Regions shall not be obligated to deliver the certificate or certificates representing the shares of Regions Common Stock or any cash payments to which any former holder of American Bancshares Common Stock is entitled as a result of the Merger, or any dividends or distributions in respect of shares of Regions Common Stock, until such holder surrenders such holder's certificate or certificates representing the shares of American Bancshares Common Stock for exchange as provided in this Section 4.1, or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen, or destroyed certificates. The certificate or certificates of American Bancshares Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, American Bancshares, nor the Exchange Agent shall be liable to a holder of American Bancshares Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 RIGHTS OF FORMER AMERICAN BANCSHARES STOCKHOLDERS. At the Effective Time, the stock transfer books of American Bancshares shall be closed as to holders of American Bancshares Common Stock immediately prior to the Effective Time and no transfer of American Bancshares Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of American Bancshares Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by American Bancshares in respect of such shares of American Bancshares Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of American Bancshares shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of American Bancshares Common Stock are converted, regardless of whether such holders have exchanged their certificates representing American Bancshares Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of American Bancshares Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such American Bancshares Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest), and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

             REPRESENTATIONS AND WARRANTIES OF AMERICAN BANCSHARES

     American Bancshares hereby represents and warrants to Regions that, except as set forth in the corresponding section of the American Bancshares Disclosure
Memorandum:

          5.1 ORGANIZATION, STANDING, AND POWER. American Bancshares is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. American Bancshares is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares.

          5.2 AUTHORITY; NO BREACH BY AGREEMENT. (a) American Bancshares has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of American Bancshares, subject to the approval of this Agreement by the required vote of the outstanding shares of American Bancshares Common Stock, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by American Bancshares. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of American Bancshares, enforceable against American Bancshares in accordance with its terms (except in all cases as

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

     such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and (ii) application of, and limitations on the application of, equitable principles and remedies, including limitations on the availability of the equitable remedy of specific performance or injunctive relief).

          (b) Neither the execution and delivery of this Agreement by American Bancshares, nor the consummation by American Bancshares of the transactions contemplated hereby, nor compliance by American Bancshares with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of American Bancshares' Charter or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any American Bancshares Company under, any Contract or Permit of any American Bancshares Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any American Bancshares Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by American Bancshares of the Merger and the other transactions contemplated in this Agreement.

        5.3 CAPITAL STOCK. The authorized capital stock of American Bancshares consists of 1,000,000 shares of American Bancshares Common Stock, of which 229,564 shares are issued and outstanding as of the date of this Agreement and not more than 229,564 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of American Bancshares are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. To the Knowledge of American Bancshares, none of the outstanding shares of capital stock of American Bancshares has been issued in violation of any preemptive rights of the current or past stockholders of American Bancshares. Except as set forth above or as disclosed in Section 5.3 of the American Bancshares Disclosure Memorandum, there are no shares of capital stock or other equity securities of American Bancshares outstanding and no outstanding Rights relating to the capital stock of American Bancshares.

          5.4 AMERICAN BANCSHARES SUBSIDIARIES. American Bancshares has disclosed in Section 5.4 of the American Bancshares Disclosure Memorandum all of the American Bancshares Subsidiaries as of the date of this Agreement. American Bancshares or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each American Bancshares Subsidiary. No equity securities of any American Bancshares Subsidiary are or may become required to be issued (other than to another American Bancshares Company) by reason of any Rights, and there are no Contracts by which any American Bancshares Subsidiary is bound to issue (other than to another American Bancshares Company) additional shares of its capital stock or Rights or by which any American Bancshares Company is or may be bound to transfer any shares of the capital stock of any American Bancshares Subsidiary (other than to another American Bancshares Company). There are no Contracts relating to the rights of any American Bancshares Company to vote or to dispose of any shares of the capital stock of any American Bancshares Subsidiary. Except as provided in LBCL Section 6:262, all of the shares of capital stock of each American Bancshares Subsidiary held by a American Bancshares Company are fully paid and nonassessable under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the American Bancshares Company free and clear of any Lien. Each American Bancshares Subsidiary is either a bank, savings association or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the

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

     Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each American Bancshares Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares. Each American Bancshares Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

          5.5 FINANCIAL STATEMENTS.  American Bancshares has included in Section
     5.5 of the American Bancshares Disclosure Memorandum copies of all American Bancshares Financial Statements for periods ended prior to the date hereof and will deliver to Regions copies of all American Bancshares Financial Statements prepared subsequent to the date hereof. The American Bancshares Financial Statements (as of the dates thereof and for the periods covered thereby) present or will present, as the case may be, fairly the consolidated financial position of the American Bancshares Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the American Bancshares Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect and to the absence from interim financial statements of any footnote disclosures).

          5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No American Bancshares Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, except Liabilities which are accrued or reserved against in the consolidated balance sheets of American Bancshares as of December 31, 1995 included in the American Bancshares Financial Statements or reflected in the notes thereto. No American Bancshares Company has incurred or paid any Liability since December 31, 1995, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice or incurred in connection with the process leading up to the execution and consummation of this Agreement and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares.

          5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1995, except as disclosed in the American Bancshares Financial Statements delivered prior to the date of this Agreement, to the Knowledge of American Bancshares, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, and (ii) the American Bancshares Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of American Bancshares provided in Article 7 of this Agreement, other than conducting the process that has led up to the execution and consummation of this Agreement.

          5.8 TAX MATTERS. (a) All Tax returns required to be filed by or on behalf of any of the American Bancshares Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file or untimely filings, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on American Bancshares and all returns filed are complete and accurate in all material respects to the Knowledge of American Bancshares. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation, or penalties due or owed with respect to any Taxes that is reasonably likely to result in a determination that would have a Material Adverse Effect on American Bancshares, except as reserved against in the American Bancshares Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

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

          (b) None of the American Bancshares Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

          (c) To the Knowledge of American Bancshares, adequate provision for any Taxes due or to become due for any of the American Bancshares Companies for the period or periods through and including the date of the respective American Bancshares Financial Statements has been made and is reflected on such American Bancshares Financial Statements.

          (d) Each of the American Bancshares Companies is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify the accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

          (e) None of the American Bancshares Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

          (f) There are no Liens with respect to Taxes upon any of the assets of the American Bancshares Companies.

          (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the American Bancshares Companies that occurred during or after any Taxable Period in which the American Bancshares Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1994.

          (h) No American Bancshares Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

          (i) All material elections with respect to Taxes affecting the American Bancshares Companies as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the American Bancshares Disclosure Memorandum. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Regions, which consent will not be unreasonably withheld.

          (j) No American Bancshares Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

          5.9 ASSETS. The American Bancshares Companies have good and marketable title, free and clear of all Liens, to all of their respective owned Assets. All material tangible properties used in the businesses of the American Bancshares Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with American Bancshares' past practices. All Assets which are material to American Bancshares' business on a consolidated basis, held under leases or subleases by any of the American Bancshares Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The American Bancshares Companies currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations. None of the American Bancshares Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any American Bancshares Company under such policies. The Assets of the American Bancshares Companies

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

     include all Assets required to operate the business of the American Bancshares Companies as presently conducted.

          5.10 ENVIRONMENTAL MATTERS. (a) To the Knowledge of American Bancshares, each American Bancshares Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares.

          (b) To the Knowledge of American Bancshares, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any American Bancshares Company or any of its Loan Properties or Participation Facilities (or any American Bancshares Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any American Bancshares Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, and to the Knowledge of American Bancshares, there is no reasonable basis for any such Litigation.

          (c) To the Knowledge of American Bancshares, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares.

          5.11 COMPLIANCE WITH LAWS. Each American Bancshares Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares. None of the American Bancshares
     Companies:

             (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares; and

             (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any American Bancshares Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, or (iii) requiring any American Bancshares Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

          5.12 EMPLOYEE BENEFIT PLANS.  (a) American Bancshares has disclosed in
     Section 5.12 of the American Bancshares Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement, copies in each case of all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in
     Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any

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     American Bancshares Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "American Bancshares Benefit Plans"). Any of the American Bancshares Benefit Plans which is an "employee pension benefit plan," as that term is defined in
     Section 3(2) of ERISA, is referred to herein as a "American Bancshares ERISA Plan." Each American Bancshares ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "American Bancshares Pension Plan." No American Bancshares Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (b) All American Bancshares Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares. Each American Bancshares ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and American Bancshares is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No American Bancshares Company has engaged in a transaction with respect to any American Bancshares Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any American Bancshares Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on American Bancshares.

          (c) No American Bancshares Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan equals or exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any American Bancshares Pension Plan, (ii) no change in the actuarial assumptions with respect to any American Bancshares Pension Plan, and (iii) no increase in benefits under any American Bancshares Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares or materially adversely affect the funding status of any such plan. Neither any American Bancshares Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any American Bancshares Company, or the single-employer plan of any entity which is considered one employer with American Bancshares under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. No American Bancshares Company has provided, or is required to provide, security to an American Bancshares Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any American Bancshares Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No American Bancshares Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any American Bancshares Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) No American Bancshares Company has any Liability for retiree health and life benefits under any of the American Bancshares Benefit Plans and, to the Knowledge of American Bancshares, there are

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

     no restrictions on the rights of such American Bancshares Company to amend or terminate any such Plan without incurring any Liability thereunder.

          (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any American Bancshares Company from any American Bancshares Company under any American Bancshares Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any American Bancshares Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any American Bancshares Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the American Bancshares Financial Statements to the extent required by and in accordance with GAAP.

          5.13 MATERIAL CONTRACTS. Except as reflected in the American Bancshares Financial Statements, none of the American Bancshares Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000, (ii) any Contract relating to the borrowing of money by any American Bancshares Company or the guarantee by any American Bancshares Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by American Bancshares with the SEC as of the date of this Agreement that has not been filed as an exhibit to American Bancshares' Form 10-K filed for the fiscal year ended December 31, 1994, or in another SEC Document and identified to Regions (together with all Contracts referred to in Sections 5.8 and 5.13(a) of this Agreement, the "American Bancshares Contracts"). With respect to each American Bancshares
     Contract: (i) the Contract is in full force and effect; (ii) no American Bancshares Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares; (iii) no American Bancshares Company has repudiated or waived any material provision of any such Contract; and
     (iv) no other party to any such Contract is, to the Knowledge of American Bancshares, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, or has repudiated or waived any material provision thereunder. Except as disclosed in Section 5.13 of the American Bancshares Disclosure Memorandum, all of the indebtedness of any American Bancshares Company for money borrowed is prepayable at any time by such American Bancshares Company without penalty or premium.

          5.14 LEGAL PROCEEDINGS. Except as disclosed in Section 5.14 of the American Bancshares Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of American Bancshares, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any American Bancshares Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any American Bancshares Company that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares. Section
     5.14 of the American Bancshares Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any American Bancshares Company is a party as a defendant or cross-defendant.

          5.15 STATEMENTS TRUE AND CORRECT. Since January 1, 1992, or the date of organization if later, each American Bancshares Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Bancshares). At the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each report and other document, including financial statements, exhibits, and schedules thereto, filed by an American Bancshares Company with any Regulatory Authority complied in all material respects with all applicable Laws, and (ii) each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The statements, certificates, instruments, or other writings, taken as a whole, furnished or to be furnished by any American Bancshares Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein, do not and will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any American Bancshares Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any American Bancshares Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to American Bancshares stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by an American Bancshares Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of American Bancshares, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any American Bancshares Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

          5.16 ACCOUNTING, TAX, AND REGULATORY MATTERS. Except as specifically contemplated by this Agreement, no American Bancshares Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to
     (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of American Bancshares there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

          5.17 STATE TAKEOVER LAWS. To the extent applicable, each American Bancshares Company has taken all necessary action to exempt the transactions contemplated by this Agreement from Sections 132 et. seq. and 135 et. seq. of the LBCL and any comparable provisions of the Articles of Incorporation of American Bancshares.

          5.18 DIRECTORS' AGREEMENTS. Each of the directors of American Bancshares has executed and delivered to Regions an agreement in substantially the form of Exhibit 1.

          5.19 CHARTER PROVISIONS. Each American Bancshares Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any American Bancshares Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any American Bancshares Company that may be directly or indirectly acquired or controlled by it.

          5.20 DERIVATIVES CONTRACTS. Neither American Bancshares nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof) and which might reasonably be expected to have a Material Adverse Effect on American Bancshares.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to American Bancshares as follows:

          6.1 ORGANIZATION, STANDING, AND POWER. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

          6.2 AUTHORITY; NO BREACH BY AGREEMENT. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or
     (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation, or both, with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

          6.3 CAPITAL STOCK. The authorized capital stock of Regions consists of 120,000,000 shares of Regions Common Stock, of which 46,052,128 shares were issued and outstanding and 1,474,579 shares were held as treasury shares as of September 30, 1995. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of American Bancshares Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of American Bancshares Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

          6.4 REGIONS SUBSIDIARIES. Regions has disclosed in Exhibit 21 of its Annual Report on Form 10-K for the fiscal year ended December 31, 1994, all of the material Regions Subsidiaries as of the date of such report. Except as disclosed in such report, Regions or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each material Regions Subsidiary. All of the shares of capital stock of each material Regions Subsidiary held by a Regions Company are fully paid and (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Regions Company free and clear of any Lien. Each material Regions Subsidiary is either a bank, a savings association, or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each material Regions Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. Each material Regions Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate, to the extent provided by applicable law.

          6.5 SEC FILINGS; FINANCIAL STATEMENTS. (a) Regions has filed and made available to American Bancshares all forms, reports, and documents required to be filed by Regions with the SEC since December 31, 1991, other than registration statements on Forms S-4 and S-8 (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading.

          (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          6.6 ABSENCE OF UNDISCLOSED LIABILITIES.  Except as disclosed in
     Section 6.6 of the Regions Disclosure Memorandum, and to the Knowledge of Regions, no Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of September 30, 1995, included in the Regions Financial Statements or reflected in the notes thereto. Except as disclosed in Section 6.6 of the Regions Disclosure Memorandum, no Regions Company has incurred or paid any Liability since September 30, 1995, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

          6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1995, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, or in Section 6.7 of the Regions Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of Regions provided in
     Article 7 of this Agreement.

          6.8 COMPLIANCE WITH LAWS. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. No Regions Company:

             (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

             (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) requiring any Regions Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

          6.9 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

          6.10 STATEMENTS TRUE AND CORRECT. Since January 1, 1992, or the date of organization if later, each Regions Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions). At the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each report and other document, including financial statements, exhibits, and schedules thereto, filed by a Regions Company with any Regulatory Authority complied in all material respects with all applicable Laws, and (ii) each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The statements, certificates, instruments, or other writings, taken as a whole, furnished or to be furnished by any Regions Company or any Affiliate thereof to American Bancshares pursuant to this Agreement or any other document, agreement, or instrument referred to herein, do not and will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to American Bancshares stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by any Regions Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of American Bancshares, be false or misleading with respect to any material fact, or contain any misstatement of a material fact or, omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement, or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

          6.11 ACCOUNTING, TAX, AND REGULATORY MATTERS. Except as specifically contemplated by this Agreement, no Regions Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of Regions, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 AFFIRMATIVE COVENANTS OF AMERICAN BANCSHARES. Unless the prior written consent of the chief executive officer, vice chairman, or appropriate regional president, of Regions shall have been obtained, and except as otherwise expressly contemplated herein or disclosed in Section 7.1 of the American Bancshares

Disclosure Memorandum, American Bancshares shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all material respects its business organization and Assets and maintain its rights and franchises, and
(iii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) and 9.1(c) of this Agreement, or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 NEGATIVE COVENANTS OF AMERICAN BANCSHARES.  Except as disclosed in
Section 7.2 of the American Bancshares Disclosure Memorandum for the applicable paragraphs indicated below, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, American Bancshares covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, vice chairman, or appropriate regional president of Regions, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any American Bancshares Company; or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of an American Bancshares Company to another American Bancshares Company) in excess of an aggregate amount outstanding at any time of $150,000 (for the American Bancshares Companies on a consolidated basis) except in the ordinary course of the business of American Bancshares, or such Subsidiary, consistent with past practices (which shall include, for American Bancshares, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, whether or not American Bancshares has previously received any such advances, overnight borrowings to meet temporary liquidity needs, and entry into repurchase agreements fully secured by U.S. Government or agency securities), or impose, or suffer the imposition on any Asset of any American Bancshares Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, Liens to secure debt obligations or other obligations for borrowed money permitted under this paragraph (b), and Liens in effect as of the date hereof that are disclosed in the American Bancshares Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any American Bancshares Company, or declare or pay any dividend or make any other distribution in respect of American Bancshares' capital stock, provided that American Bancshares may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay quarterly cash dividends on the shares of American Bancshares Common Stock at a rate not in excess of $.32 per share with record and payment dates the same as the record and payment dates declared by Regions for cash dividends on the Regions Common Stock during 1995; provided that the Parties shall cooperate in selecting the record date of American Bancshares' cash dividend for the quarter in which the Effective Time is to occur to ensure that, with respect to such quarterly period, the holders of American Bancshares Common Stock do not receive both a dividend in respect of their American Bancshares Common Stock and a dividend in respect of Regions Common Stock or fail to receive any dividend and if Regions has delayed the Effective Time pursuant to the last clause of
     Section 1.3 of the Agreement such that the Effective Time could have occurred at a time and date prior to the record date for payment of a dividend to holders of Regions Common Stock but for such delay, American Bancshares may declare and pay on American Bancshares Common Stock a dividend equal to the aggregate of the amount stockholders of American Bancshares would have received but for such delay; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in

     Section 7.2(d) of the American Bancshares Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of American Bancshares Common Stock or any other capital stock of any American Bancshares Company, or any Rights to acquire such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any American Bancshares Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of American Bancshares Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any American Bancshares Subsidiary (unless any such shares of stock are sold or otherwise transferred to another American Bancshares Company) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and (iii) other real estate owned by any American Bancshares Company; or

          (f) except for purchases of U.S. Treasury securities, U.S. Government agency securities and mortgage backed balloon loans, which in each case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned American Bancshares Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or
     (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

          (g) grant any increase in compensation or benefits to the employees or officers of any American Bancshares Company, except in accordance with past practice or previously approved by the Board of Directors of American Bancshares, in each case as disclosed in Section 7.2(g) of the American Bancshares Disclosure Memorandum or as required by Law; except as disclosed in Section 7.2(g) of the American Bancshares Disclosure Memorandum, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the American Bancshares Disclosure Memorandum; and enter into or amend any severance agreements with officers of any American Bancshares Company; grant any increase in fees or other increases in compensation or other benefits to directors of any American Bancshares Company except in accordance with past practice disclosed in
     Section 7.2(g) of the American Bancshares Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (h) enter into or amend any employment Contract between any American Bancshares Company and any Person (unless such amendment is required by Law) that the American Bancshares Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered) at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any American Bancshares Company or make any material change in or to any existing employee benefit plans of any American Bancshares Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any material Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any American Bancshares Company for money damages in excess of $100,000 or imposing material restrictions upon the operations of any American Bancshares Company; or

          (l) modify, amend, or terminate any material Contract (other than any loan Contract, the modification, amendment, or termination of which does not result in the American Bancshares

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

     Companies recognizing a loss that exceeds $300,000) or waive, release, compromise, or assign any material rights or claims, other than in connection with the modification, amendment, or termination of a loan Contract permitted under the preceding clause of this paragraph (1).

     7.3 COVENANTS OF REGIONS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that, except as disclosed in Section 7.3 of the Regions Disclosure Memorandum, it shall and shall cause each of its Subsidiaries to (x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the Regions Common Stock and the business prospects of the Regions Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the Regions Companies' core businesses and goodwill with their respective employees and the communities they serve, (y) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) and 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries, and (z) amend the Certificate of Incorporation or Bylaws of Regions, in each case, in any manner which is adverse to, and discriminates against, the holders of American Bancshares Common Stock. Regions further agrees that it shall not, directly or indirectly, acquire or enter into any agreement in principle or definitive agreement to acquire, any financial or other institution or business if such acquisition would be reasonably likely to cause any Consent of any Regulatory Authority which is necessary to consummate the transactions contemplated hereby to be conditioned or restricted in any manner that would cause the condition set forth in the second sentence of
Section 9.1(b) not to be satisfied, unless Regions waives such condition in writing in advance of the earliest of such acquisition, agreement and agreement in principle.

     7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flow for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material and to the absence from interim financial statements of any (in the case of American Bancshares) or complete (in the case of Regions) footnote disclosures). As of the respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL. (a) As soon as reasonably practicable after execution of this Agreement, Regions shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. American Bancshares shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. American Bancshares shall call a Stockholders' Meeting for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) American Bancshares shall mail the Proxy Statement to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of American Bancshares shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its stockholders the approval of this Agreement, and (iv) the Board of Directors and officers of American Bancshares shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such stockholders' approval.

     (b) Regions shall indemnify and hold harmless American Bancshares, each of its directors and officers, and each Person, if any, who controls American Bancshares within the meaning of the 1933 Act against any losses, claims, damages, or Liabilities, joint, several, or solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages, or Liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of material fact contained in the Registration Statement or the Proxy Statement, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Regions shall not be liable in any such case to the extent that any such loss, claim, damage, or Liability (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or the Proxy Statement in reliance upon and in conformity with information furnished to Regions by the indemnified Person. Promptly after receipt by an indemnified Person of notice of the commencement of any action, such indemnified Person shall, if a claim in respect thereof is to be made against Regions under this Section 8.1(b), notify Regions in writing of the commencement thereof, but failure to give prompt notice shall deprive the indemnified Person of his or her right to be indemnified only to the extent that Regions is thereby prejudiced. In case any such action shall be brought against any indemnified Person and it shall notify Regions of the commencement thereof, Regions shall be entitled to participate therein, and to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified Person, and, after notice from Regions to such indemnified Person of its election to so assume the defense thereof, Regions shall not be liable to such indemnified party under this
Section 8.1(b) for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified Person, except that if Regions elects not to assume such defense or counsel for an indemnified Person or Persons advises in writing that there are material substantive issues which raise conflicts of interests between Regions and one or more indemnified Persons, such indemnified Person or Persons may retain counsel satisfactory to them, and Regions shall pay all reasonable fees and expenses of such counsel for the indemnified Persons, promptly as statements therefor are received; provided that
(i) Regions shall be obligated pursuant to this Section 8.1(b) to pay for only one firm of counsel for all indemnified Persons in any jurisdiction and (ii) Regions shall not be liable for any settlement effected without its prior written consent.

     8.2 EXCHANGE LISTING. Regions shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq NMS, subject to official notice of issuance, the shares of Regions Common Stock to be issued to the holders of American Bancshares Common Stock pursuant to the Merger.

     8.3 APPLICATIONS. Regions shall promptly prepare and file, and American Bancshares shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

     8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Louisiana Certificate of Merger with the Secretary of State of the State of

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

Louisiana and Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 INVESTIGATION AND CONFIDENTIALITY. (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. American Bancshares shall cooperate with Regions in obtaining, at Regions' election and expense, environmental audits of any or all of the properties owned or occupied by American Bancshares. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its Representatives to, maintain the confidentiality of all written, oral, and other confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions ("Confidential Information") and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. Each Party shall maintain the confidentiality of all Confidential Information obtained in connection with this Agreement or the transactions contemplated hereby unless (i) such information becomes publicly available through no fault of such Party, or was, is, or becomes available to that Party from a source other than the other Party or its Representatives, which source was itself not bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality with respect to that information, or (ii) the furnishing or use of such information is required by proper judicial, administrative, or other legal proceeding, provided that the other Party is promptly notified in writing of such request, unless such notification is not, in the opinion of counsel, permitted by Law. Each Party and its Representatives will hold and maintain all Confidential Information in confidence and will not disclose to any third party or permit any third party access to any Confidential Information or the substance thereof provided that a Party may disclose Confidential Information to such of its Representatives who need to know such information in connection with the transactions contemplated hereby. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

     8.7 PRESS RELEASES. Prior to the Effective Time, American Bancshares and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section
8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

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

     8.8 CERTAIN ACTIONS. Except to the extent necessary to comply with the fiduciary duties as advised by counsel of American Bancshares' Board of Directors, no American Bancshares Company nor any Affiliate thereof nor any Representative retained by any American Bancshares Company shall (i) directly or indirectly solicit any Acquisition Proposal by any Person. (ii) furnish any non-public information that it is not legally obligated to furnish, (iii) negotiate with respect to, or (iv) enter into any Contract with respect to, any Acquisition Proposal, but American Bancshares may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it or its directors are required to do so in order to comply with its or their fiduciary duties as advised by counsel. American Bancshares shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. American Bancshares shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing subject to fiduciary duties as aforesaid.

     8.9 ACCOUNTING AND TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a pooling of interests or as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 STATE TAKEOVER LAWS. Each American Bancshares Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of Sections 132 et seq. of the LBCL.

     8.11 CHARTER PROVISIONS. Each American Bancshares Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby or thereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any American Bancshares Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any American Bancshares Company that may be directly or indirectly acquired or controlled by it.

     8.12 AGREEMENT OF AFFILIATES.  American Bancshares has disclosed in Section
8.12 of the American Bancshares Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of American Bancshares for purposes of Rule 145 under the 1933 Act. American Bancshares shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time a written agreement, substantially in the form of
Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of American Bancshares Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Regions and American Bancshares have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of Regions Common Stock issued to such affiliates of American Bancshares in exchange for shares of American Bancshares Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Regions and American Bancshares have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of American Bancshares pursuant to this Agreement to enforce the provisions of this Section 8.12). Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.13 INDEMNIFICATION. (a) For a period of ten years after the Effective Time, Regions shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of each of the American Bancshares Companies (each, an "Indemnified

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

Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Louisiana Law and by American Bancshares' Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation, provided, however, that the indemnification provided by this Section 8.13(a) shall not apply to any claim against an Indemnified Party if such Indemnified Party knew of the existence of the claim and failed to make a good faith effort to require American Bancshares to notify its director and officer liability insurance carrier of the existence of such claim prior to the Effective Time. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.13, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or American Bancshares shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or American Bancshares elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between Regions or American Bancshares and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or American Bancshares shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that (i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) STOCKHOLDER APPROVAL. The stockholders of American Bancshares shall have approved this Agreement, and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment, have entered into this Agreement.

          (c) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for

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

     the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) EXCHANGE LISTING. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq NMS subject to official notice of issuance.

          (g) TAX MATTERS. Each Party shall have received a written opinion dated the Effective Date of Alston & Bird, special counsel to Regions, in form reasonably satisfactory to the Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) the exchange in the Merger of American Bancshares Common Stock for Regions Common Stock will not give rise to gain or loss to the stockholders of American Bancshares with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, counsel for Regions shall be entitled to rely upon representations of officers of American Bancshares and Regions reasonably satisfactory in form and substance to such counsel.

     9.2 CONDITIONS TO OBLIGATIONS OF REGIONS. The obligations of Regions to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of American Bancshares set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of American Bancshares set forth in Section
     5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of American Bancshares set forth in Sections 5.16, 5.17, and 5.19 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of American Bancshares set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.16, 5.17, and 5.19) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on American Bancshares; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of American Bancshares or to a matter being "known" by American Bancshares shall be deemed not to include such qualifications.

          (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of American Bancshares to be performed and complied with pursuant to this Agreement and the other

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

     agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) CERTIFICATES.  American Bancshares shall have delivered to Regions
     (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by American Bancshares' Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) OPINION OF COUNSEL. Regions shall have received an opinion of Correro, Fishman & Casteix, L.L.P., counsel to American Bancshares, dated as of the Effective Time, in form reasonably satisfactory to Regions, as to the matters set forth in Exhibit 3.

          (e) AFFILIATES AGREEMENTS. Regions shall have received from each affiliate of American Bancshares the affiliate letter referred to in
     Section 8.12 of this Agreement.

          (f) CLAIMS LETTERS. Each of the directors and officers of American Bancshares shall have executed and delivered to Regions letters in substantially the form of Exhibit 4.

          (g) POOLING LETTER. Regions shall have received a letter from Ernst & Young LLP, dated as of the Effective Time, to the effect that the Merger will qualify for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     9.3 CONDITIONS TO OBLIGATIONS OF AMERICAN BANCSHARES. The obligations of American Bancshares to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by American Bancshares pursuant to Section 11.6(b) of this
Agreement:

          (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Regions set forth in Section 6.11 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.11) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of Regions or to a matter being "known" by Regions shall be deemed not to include such qualifications.

          (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) CERTIFICATES.  Regions shall have delivered to American Bancshares
     (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as American Bancshares and its counsel shall request.

          (d) OPINION OF COUNSEL. American Bancshares shall have received an opinion of Lange, Simpson, Robinson & Somerville, counsel to Regions, dated as of the Effective Time, in form reasonably acceptable to American Bancshares, as to the matters set forth in Exhibit 5.

          (E) FAIRNESS OPINION. American Bancshares shall have received a letter from National Capital Corporation or another financial adviser selected by American Bancshares dated not more than five days subsequent to the date of this Agreement, to the effect that in the opinion of such firm, the consideration to be received in the Merger by the stockholders of American Bancshares is fair to the stockholders of American Bancshares from a financial point of view.

                                   ARTICLE 10

                                  TERMINATION

     10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of American Bancshares, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of American Bancshares; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of American Bancshares and
     Section 9.3(a) of this Agreement in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of American Bancshares and Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of American Bancshares fail to vote their approval of this Agreement and the Joint Agreement of Merger and the transactions contemplated hereby as required by the LBCL at the Stockholders' Meeting or any adjournment or postponement thereof where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by October 15, 1996, except that a Party that has breached the obligation to consummate the Closing and has failed to cure such breach may not terminate under this subsection; or

          (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger, other than the conditions in Section 9.2(a) in the case of American Bancshares or 9.3(a) in the case of Regions, cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement.

     10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any claim or legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any representation, warranty, covenant, or condition of this Agreement, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.1(b) and 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful and knowing breach of a representation, warranty, material covenant, or material agreement giving rise to such termination.

     10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement and Sections 8.1(b), 8.12 and 8.13 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "AFFILIATE" of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person.

          "AGREEMENT" shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "AMERICAN BANCSHARES BENEFIT PLANS" shall have the meaning set forth in Section 5.11 of this Agreement.

          "AMERICAN BANCSHARES COMMON STOCK" shall mean the $3.00 par value common stock of American Bancshares.

          "AMERICAN BANCSHARES COMPANIES" shall mean, collectively, American Bancshares and all American Bancshares Subsidiaries.

          "AMERICAN BANCSHARES DISCLOSURE MEMORANDUM" shall mean the written information entitled "American Bancshares of Houma, Inc. Disclosure Memorandum" delivered prior to the 7th day after the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "AMERICAN BANCSHARES FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of American Bancshares as of September 30, 1995, and as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1995, and for each of the three years ended December 31, 1994, 1993, and 1992, included in the American Bancshares Disclosure Memorandum, and (ii) the consolidated balance sheets of American Bancshares (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to September 30, 1995.

          "AMERICAN BANCSHARES SUBSIDIARIES" shall mean the Subsidiaries of American Bancshares, which shall include the American Bancshares Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of American Bancshares in the future and owned by American Bancshares at the Effective Time.

          "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "CLOSING DATE" shall mean the date on which the Closing occurs.

          "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "DGCL" shall mean the General Corporation Law of Delaware.

          "EFFECTIVE TIME" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA AFFILIATE" shall have the meaning provided in Section 5.8 of this Agreement.

          "ERISA PLAN" shall have the meaning provided in Section 5.8 of this Agreement.

          "EXCHANGE AGENT" shall have the meaning provided in Section 4.1 of this Agreement.

          "EXCHANGE RATIO" shall have the meaning provided in Section 3.1(b) of this Agreement.

          "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

          "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "KNOWLEDGE" as used with respect to a Person shall mean the actual knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "LBCL" shall mean the Louisiana Business Corporation Law.

          "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "LIABILITY" shall mean any direct or indirect, primary or secondary liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property or other Taxes not yet due and payable, (ii) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use of any of such Party's Assets, (iii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business, and (iv) Liens that arise by operation of Law with respect to Liabilities that are not delinquent or are being contested in good faith.

          "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) circumstances affecting regional bank holding companies generally, (e) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties, and (f) and any adverse change in the status or estimated outcome of the matters described in Section 5.14 of the American Bancshares Disclosure Memorandum, nor shall any such change provide the basis for a termination of this Agreement nor the non-fulfillment of any condition of the obligations of Regions.

          "MERGER" shall mean the merger of American Bancshares into and with Regions Bank referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "NASDAQ NMS" shall mean the National Market Service of Nasdaq or other principal exchange on which Regions Common Stock is listed or quoted at the relevant time.

          "1933 ACT" shall mean the Securities Act of 1933, as amended. "1934 Act" shall mean the Securities Exchange Act of 1934, as amended. "NYSE" shall mean the New York Stock Exchange, Inc.

          "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "PARTY" shall mean either American Bancshares or Regions, and "PARTIES" shall mean both American Bancshares and Regions.

          "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "PROXY STATEMENT" shall mean the proxy statement used by American Bancshares to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of American Bancshares Common Stock.

          "REGIONS COMMON STOCK" shall mean the $0.625 par value common stock of Regions.

          "REGIONS COMPANIES" shall mean, collectively, Regions and all Regions Subsidiaries.

          "REGIONS DISCLOSURE MEMORANDUM" shall mean the written information entitled "Regions Financial Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to American Bancshares describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "REGIONS FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of September 30, 1995, and as of December 31, 1994 and 1993, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1995, and for each of the three years ended December 31, 1994, 1993, and 1992, as filed by Regions in SEC Documents and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1995.

          "REGIONS SUBSIDIARIES" shall mean the Subsidiaries of Regions, which shall include the Regions Subsidiaries described in Section 6.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Regions in the future and owned by Regions at the Effective Time.

          "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of American Bancshares in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

          "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

          "REPRESENTATIVES" means with respect to any Party its directors, officers, employees, agents, advisors, attorneys, accountants, and other representatives.

          "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "STOCKHOLDERS' MEETING" shall mean the meeting of the stockholders of American Bancshares to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "SURVIVING CORPORATION" shall mean Regions as the Surviving Corporation resulting from the Merger.

          "TAX" or "TAXES" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

     Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 EXPENSES. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful and knowing breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 BROKERS AND FINDERS. Each of the Parties represents and warrants that, except as set forth in its Disclosure Memorandum, neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by American Bancshares or Regions, each of American Bancshares and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the confidentiality agreement between the Parties, which shall remain in effect. Except as contemplated by Articles 3 and 4 of this Agreement and Sections 8.1(b), 8.12 and 8.13 of this Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any approval by the holders of American Bancshares Common Stock, there shall be made no amendment that pursuant to the LBCL requires further approval by such stockholders without the further approval of such stockholders.

     11.6 WAIVERS. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by American Bancshares, to waive or extend the time for the compliance or fulfillment by American Bancshares of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (b) Prior to or at the Effective Time, American Bancshares, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of American Bancshares under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of American Bancshares except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

          American Bancshares:   American Bancshares of Houma, Inc.
                                 801 Barrow Street
                                 Houma, Louisiana 70360
                                 Telecopy Number: (504) 857-0405
                                 Attention: Robert W. Boquet
                                         President and Chief Executive Officer

          Copy to Counsel:       Correro, Fishman & Casteix, L.L.P.
                                 201 St. Charles Avenue -- 47th Floor
                                 New Orleans, Louisiana 70170-4700
                                 Telecopy Number: (504) 586-5250
                                 Attention: Anthony J. Correro III

          Regions:               Regions Financial Corporation
                                 417 North 20th Street
                                 Birmingham, Alabama 35203
                                 Telecopy Number: (205) 326-7571
                                 Attention: Richard D. Horsley
                                         Vice Chairman and Executive Financial
                                 Officer

          Copy to Counsel:       Regions Financial Corporation
                                 417 North 20th Street
                                 Birmingham, Alabama 35203
                                 Telecopy Number: (205) 326-7099
                                 Attention: Samuel E. Upchurch, Jr.
                                         General Counsel and Corporate Secretary

     11.9 GOVERNING LAW. Except to the extent the laws of the State of Louisiana apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                            AMERICAN BANCSHARES OF HOUMA, INC.

By:  /s/     Russel J. Brien                       By:          /s/  Robert W. Boquet
   -------------------------------------------        -------------------------------------------
            Russell J. Brien                                       Robert W. Boquet
                Secretary                                  President and Chief Executive Officer

[CORPORATE SEAL]

                                                   REGIONS FINANCIAL CORPORATION

By:    /s/ Samuel E. Upchurch, Jr.                 By:      /s/  Richard D. Horsley
   -------------------------------------------        -------------------------------------------
           Samuel E. Upchurch, Jr.                                Richard D. Horsley
    General Counsel and Corporate Secretary                  Vice Chairman and Executive
                                                                  Financial Officer


[CORPORATE SEAL]

                                                                      APPENDIX B

              LOUISIANA STATUTES ANNOTATED-REVISED STATUTES 12:131

SEC. 131.  RIGHTS OF A SHAREHOLDER DISSENTING FROM CERTAIN CORPORATE ACTIONS

     A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

     B. The right to dissent provided by this Section shall not exist in the case of:

          (1) A sale pursuant to an order of a court having jurisdiction in the premises.

          (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

          (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

     C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

     D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

     E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

     F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

     G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

     H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                                                                      APPENDIX C

                  [LETTERHEAD OF NATIONAL CAPITAL CORPORATION]

June 6, 1996

The Board of Directors
American Bancshares of Houma, Inc.
801 Barrow Street
Houma, LA 70361-0110

Gentlemen:

     We understand that American Bancshares of Houma, Inc. ("American") and Regions Financial Corporation ("Regions") have entered into an Agreement and Plan of Reorganization, dated as of February 29, 1996 ("Agreement"), pursuant to which American will be merged into a newly created, wholly owned subsidiary of Regions ("Regions Merger Subsidiary") with the new subsidiary as the surviving entity resulting from the merger (the "Merger"). Upon consummation of the Merger, each share of common stock of American will be converted into 1.66 shares of Regions common stock. You have provided us with the proxy statement/prospectus, which includes the Agreement, in substantially the form to be sent to the stockholders of Regions and American (the "Proxy Statement").

     National Capital Corporation ("NCC") has extensive experience in investment analysis and the valuation of bank and bank holding company securities in connection with acquisitions and mergers. Neither NCC, nor any of its officers, directors, or employees has an interest in the common stock of American. NCC has performed no services for American at any time prior to the present engagement, although an affiliate of NCC, American Planning Corporation, has provided strategic planning advisory services to American and its subsidiary bank. The revenues derived from such services are insignificant when compared to the affiliate's total gross revenues. NCC is currently acting as financial advisor to the Board of Directors of American in connection with the Merger and will receive a fee for such services, payment of a portion of which is contingent upon consummation of the Merger. In addition, NCC will receive a fee for rendering this opinion.

     You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the stockholders of American.

     In the course of our analysis for rendering this opinion, we have:

          a) reviewed the Proxy Statement;

          b) reviewed Regions' Annual Report to Stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the materials incorporated by reference in the Proxy Statement;

          c) reviewed American's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 1995 and March 31, 1996;

          d) reviewed certain operating and financial information provided to us by Regions' management related to its business and prospects and reviewed certain operating and financial information, including projections, provided to us by American's management relating to its business and prospects;

          e) met with certain members of American's senior management to discuss their operations, historical financial statements, and future prospects;

          f) reviewed the historical prices and trading volumes of the shares of Regions Common Stock and American Common Stock;

          g) reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Regions and American;

          h) reviewed the terms of recent acquisitions of companies which we deemed generally comparable to the Merger; and

          i) conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Regions and American. With respect to Regions' and American's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Regions and American as to the expected future performance of Regions and American, respectively. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the management of Regions and American that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Regions and American. Our opinion is necessarily based on economic, market, and other conditions, and the information made available to us, as of the date hereof.

     Based on the foregoing, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the stockholders of American.

                                          Yours very truly,

                                          NATIONAL CAPITAL CORPORATION

                                          By:      /s/  J. KEN WALTERS
                                             -----------------------------------
                                                       J. Ken Walters
                                                         President

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

        "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        "(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.



ITEM 21.  EXHIBITS.



EXHIBIT
NUMBER                                                       DESCRIPTION
- ------         ---------------------------------------------------------------------------------------------------------
  2.1   --     Agreement and Plan of Merger, dated as of February 29, 1996 by and between American Bancshares of Houma, Inc.
               and Regions Financial Corporation  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 33-54231.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 33-54231.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Deloitte & Touche LLP
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.5   --     Consent of National Capital Corporation -- to be filed by amendment.
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.




ITEM 22.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 7th day of June, 1996.


                                          REGISTRANT:

                                          REGIONS FINANCIAL CORPORATION

                                               /s/ Richard D. Horsley
                                          BY: -------------------------------
                                                   Richard D. Horsley
                                               Vice Chairman of the Board and
                                                Executive Financial Officer


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Horsley and Samuel E. Upchurch, Jr. and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



         SIGNATURE                       TITLE                     DATE
- --------------------------  ------------------------------  ------------------
/s/ J. Stanley Mackin
- --------------------------  Chairman of the Board and                    June 7,  1996
J. Stanley Mackin           Chief Executive Officer and
                                   Director
/s/ Richard D. Horsley
- --------------------------  Vice Chairman of the Board and               June 7,  1996
Richard D. Horsley          Executive Financial Officer
                                   and Director
/s/ Robert P. Houston
- --------------------------  Executive Vice President and                 June 7,  1996
Robert P. Houston           Comptroller

/s/ Shelia S. Blair
- --------------------------         Director                              June 7,  1996
Sheila S. Blair

/s/ William B. Boles, Sr.
- --------------------------         Director                              June 7,  1996
William B. Boles, Sr.

/s/ James B. Boone, Jr.
- --------------------------         Director                              June 7,  1996
James B. Boone, Jr.

/s/ Albert P. Brewer
- --------------------------         Director                              June 7,  1996
Albert P. Brewer

/s/ James S.M. French
- --------------------------         Director                              June 7, 1996
James S.M. French

/s/ Catesby ap C. Jones
- --------------------------         Director                              June 7, 1996
Catesby ap C. Jones

/s/ Olin B. King
- --------------------------         Director                              June 7, 1996
Olin B. King

/s/ Henry E. Simpson
- --------------------------         Director                              June 7, 1996
Henry E. Simpson

/s/ Lee J. Styslinger, Jr.
- --------------------------         Director                              June 7, 1996
Lee J. Styslinger, Jr.

/s/ Robert J. Williams
- --------------------------         Director                              June 7, 1996
Robert J. Williams


                               INDEX TO EXHIBITS



                                                                                                                       SEQUENTIALLY
EXHIBIT                                                                                                                  NUMBERED
NUMBER                                  DESCRIPTION                                                                        PAGE
- -------           -------------------------------------------------                                                    ------------
  2.1   --     Agreement and Plan of Merger, dated as of February 29, 1996 by and between American Bancshares of Houma, Inc.
               and Regions Financial Corporation  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 33-54231.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 33-54231.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Deloitte & Touche LLP
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.5   --     Consent of National Capital Corporation to be filed by amendment.
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.